UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Sino Gas International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25659R 10 1
(CUSIP Number)

Liu Yuchuan

No.18, Zhong Guan Cun Dong Street
Haidian District, Beijing 100083
China
86-10-82600527

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25659R 10 1

1.	NAME OF REPORTING PERSON: Liu Yuchuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3(1)
14.	TYPE OF REPORTING PERSON IN

(1)          Percentage calculated based on 57,608,833 shares of common stock outstanding as of September 30, 2013, as set forth in the Form 10-Q of the Company filed with the SEC on November 19, 2013.

CUSIP No.	25659R 10 1

1.	NAME OF REPORTING PERSON: Eloten Group Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3(1)
14.	TYPE OF REPORTING PERSON CO

(1)          Percentage calculated based on 57,608,833 shares of common stock outstanding as of September 30, 2013, as set forth in the Form 10-Q of the Company filed with the SEC on November 19, 2013.

INTRODUCTORY NOTE

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed with respect to Sino Gas International Holdings, Inc. (the “Company” or the “Issuer”) jointly by Mr. Liu Yuchuan and Eloten Group Ltd. (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, filed with amendment no. 1 to the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 3 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2006, on behalf of Mr. Liu Yuchuan (as previously amended by amendment No. 1 to the Schedule 13D filed on May 8, 2012, and by amendment No. 2 to the Schedule 13D filed on December 8, 2013, on behalf of the Reporting Persons, the “Schedule 13D”).

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to an agreement and plan of merger, dated as of April 3, 2014 (Hong Kong time, which shall apply throughout this Amendment No. 3) (the “Merger Agreement”), by and among Prosperity Gas Holdings Limited, a Cayman Islands company (“Parent”), Merger Sub Gas Holdings Inc., a Utah corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.05, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$66.4 million will be expended in completing the Merger. This amount includes the aggregate per share merger consideration to be received by shareholders of the Company (other than Mr. Yuchuan Liu, who is contributing his shares in the Company as rollover financing through Eloten Group Ltd., his investment vehicle) owning an aggregate of 51,084,659 outstanding shares of Common Stock (the “Publicly Held Shares”).

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by Parent pursuant to (i) an equity commitment letter, dated as of April 3, 2014 (the “MSPEA Equity Commitment Letter”), by and between MSPEA Gas Holdings Limited (“MSPEA”), an exempted company incorporated in the Cayman Islands and an affiliate of Morgan Stanley Private Equity Asia, and Harmony Gas Holdings Limited, an exempted company incorporated in the Cayman Islands and a wholly owned parent company of Parent (“Holdco”), and (ii) an equity commitment letter, dated as of April 3, 2014 (the “Zhongyu Equity Commitment Letter”), by and between Zhongyu Gas Holdings Limited, a company listed on the Hong Kong Stock Exchange and a leading gas service operator in China (“Zhongyu”), and Holdco. Under the terms and subject to the conditions of the MSPEA Equity Commitment Letter, MSPEA will provide equity financing of approximately $28.96 million to Holdco. The source of funds for such equity financing will come from the investors in funds affiliated with MSPEA. Under the terms and subject to the conditions of the Zhongyu Equity Commitment Letter, Zhongyu will provide equity financing of approximately $37.45 million to Holdco. The source of funds for such equity financing will come from Zhongyu’s working capital. The information disclosed in this paragraph is qualified in its entirety by reference to the MSPEA Equity Commitment Letter and the Zhongyu Equity Commitment Letter, copies of which have been filed as Exhibit 7.06 and Exhibit 7.07, respectively, and are incorporated herein by reference in their entirety.

On April 3, 2014, Eloten Group Ltd., Mr. Yuchuan’s investment vehicle, entered into a contribution agreement (the “Contribution Agreement”) with Parent and Holdco. Pursuant to the Contribution Agreement, Eloten Group Ltd. agreed that, immediately prior to the effective time of the Merger, it will contribute to Parent an aggregate of 6,524,174 shares of Common Stock in exchange for the same number of ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.08 and is incorporated herein by reference in its entirety.

In connection with the execution of the Merger Agreement, Morgan Stanley Private Equity Asia IV Holdings Limited, Zhongyu and Mr. Liu executed and delivered to the Company a limited guarantee, dated as of April 3, 2014, pursuant to which each of MSPEA, Zhongyu and Mr. Liu guaranteed certain payment obligations of Parent and Merger Sub under the Merger Agreement (the "Limited Guarantee"). The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which has been filed as Exhibit 7.11 and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 3, 2014, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company as the surviving corporation and a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each Publicly Held Share will be converted into the right to receive $1.30 in cash, without interest. The Merger is subject to the approval of the Company’s shareholders and other customary closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is for Parent to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Common Stock will no longer be traded publicly and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by Mr. Yuchuan Liu and/or one or more of his affiliates, MSPEA and/or one or more of its affiliates, and Zhongyu. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Eloten Group Ltd., through which Mr. Liu beneficially owns approximately 11.3% of the outstanding shares of Common Stock, entered into a voting agreement, dated as of April 3, 2014 (the “Voting Agreement”) with Parent, pursuant to which it agreed, among other things, (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause its shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all their shares of Common Stock in favor of the approval of the Merger Agreement and approval of the other actions contemplated in the Merger Agreement and any actions required in furtherance thereof, (iii) against the approval of any competing transaction or the approval of any other action contemplated by the competing transaction, and (iv) in favor of any matters necessary for the consummation of the transaction contemplated by the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.09, and is incorporated herein by reference in its entirety.

Pursuant to the Merger Agreement, at the effective time of the Merger, the articles of incorporation and bylaws of Merger Sub shall be the articles of incorporation and bylaws of the Company, and the directors of Merger Sub immediately prior to the effective time of the Merger shall become the initial directors of the Company upon the effective time of the Merger.

Concurrently with the execution of the Merger Agreement, Mr. Liu, Holdco, MSPEA, and Zhongyu (collectively, the "Investors") entered into an interim investors agreement (the "Interim Investors Agreement"), a copy of which is attached hereto as Exhibit 7.10. The Interim Investors Agreement provides that, among other things, subject to certain exceptions, all actions of Holdco, Parent and Merger Sub relating to the Merger Agreement shall require the approval of each of MSPEA, Zhongyu and Mr. Liu. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is incorporated by reference in its entirety into this Item 4.

Item 3 of this Schedule 13D/A is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and replaced by the following:

On April 3, 2014, Parent, Merger Sub, and the Company entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference. Concurrently with the execution of the Merger Agreement: (i) Holdco and MSPEA entered into the MSPEA Equity Commitment Letter, (ii) Holdco and Zhongyu entered into the Zhongyu Equity Commitment Letter, (iii) Eloten Group Ltd, Parent and Holdco entered into the Contribution Agreement, (iv) Eloten Group Ltd. and Parent entered into the Voting Agreement, (v) Mr. Yuchuan Liu, Holdco, MSPEA and Zhongyu entered into the Interim Investors Agreement and (vi) the Company, Morgan Stanley Private Equity Asia IV Holdings Limited, Mr. Yuchuan Liu and Zhongyu Gas Holdings Limited entered into the Limited Guarantee.

The descriptions in Item 3 and Item 4 of this Schedule 13D of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.05 through 7.11 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement dated May 8, 2012 between the Reporting Persons (incorporated by reference to Exhibit 7.01 of amendment no. 1 to the Schedule 13D filed on May 8, 2012).

Exhibit 7.05	Agreement and Plan of Merger among Prosperity Gas Holdings Limited, Merger Sub Gas Holdings Inc. and Sino Gas International Holdings Inc., dated as of April 3, 2014.

Exhibit 7.06	Equity Commitment Letter between Harmony Gas Holdings Limited and MSPEA Gas Holdings Limited, dated as of April 3, 2014.

Exhibit 7.07	Equity Commitment Letter between Harmony Gas Holdings Limited and Zhongyu Gas Holdings Limited, dated as of April 3, 2014.

Exhibit 7.08	Contribution Agreement among Parent, Holdco and Eloten Group Ltd., dated as of April 3, 2014.

Exhibit 7.09	Voting Agreement between Parent and Eloten Group Ltd., dated as of April 3, 2014.

Exhibit 7.10	Interim Investors Agreement among Mr. Yuchuan Liu, Harmony Gas Holdings Limited, MSPEA Gas Holdings Limited and Zhongyu Gas Holdings Limited, dated as of April 3, 2014.

Exhibit 7.11	Limited Guarantee among Sino Gas International Holdings Inc., Morgan Stanley Private Equity Asia IV Holdings Limited, Zhongyu Gas Holdings Limited and Mr. Yuchuan Liu, dated as of April 3, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2014

Liu Yuchuan

By:	/s/ Liu Yuchuan

Eloten Group Ltd.

By:	/s/ Liu Yuchuan
Name:	Liu Yuchuan
Title:	Director

[Signature Page to Schedule 13D Amendment No. 3]

Exhibit 7.05

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
among
Prosperity Gas Holdings Limited,
Merger Sub Gas Holdings Inc.
and
Sino Gas International Holdings, Inc.

Dated as of April 3, 2014

i

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of April 3, 2014 (this “Agreement”), among Prosperity Gas Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Merger Sub Gas Holdings Inc., a Utah corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Sino Gas International Holdings, Inc., a Utah corporation (the “Company”, each of which is sometimes referred to herein as a “Party” and all of which are sometimes collectively referred to herein as the “Parties”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Utah Revised Business Corporation Act (“URBCA”), Parent, Merger Sub and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval of this Agreement and the Transactions by the shareholders of the Company at the Shareholders’ Meeting;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (a) Mr. Yuchuan Liu, Morgan Stanley Private Equity Asia IV Holdings Limited and Zhongyu Gas Holdings Limited are entering into a limited guarantee in favor of the Company to guarantee the due and punctual performance and discharge of certain payment obligations of Parent and Merger Sub under this Agreement (the “Limited Guarantee”); and (b) Mr. Yuchuan Liu (the “Rollover Holder”) has executed a contribution agreement, dated the date hereof, among the Rollover Holder, Parent and Harmony Gas Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”) (together with the schedules and exhibits attached thereto, the “Contribution Agreement”), pursuant to which the Rollover Holder will contribute the Shares set forth on Exhibit A thereto owned by the Rollover Holder (the “Rollover Shares”) to Parent; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

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ARTICLE I

THE MERGER

SECTION 1.01         The Merger. Upon the terms of this Agreement and subject to the conditions set forth in Article VII, and in accordance with the URBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) under the laws of the State of Utah as a wholly-owned subsidiary of Parent.

SECTION 1.02         Closing; Closing Date. Unless this Agreement shall have been terminated pursuant to Article VIII, and unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 p.m. (Hong Kong time) at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on a date to be specified by the Company and Parent (the “Closing Date”), which shall be no later than the third (3rd) Business Day immediately following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement.

SECTION 1.03         Effective Time. Subject to the provisions of this Agreement, as early as practicable on the Closing Date, the Parties shall file Articles of Merger providing for the Merger (the “Articles of Merger”) with the Utah Division of Corporations and Commercial Code (the “Utah Division”) with respect to the Merger and any other documents required under URBCA to effect the Merger. The Merger shall become effective upon the Business Day on which the Articles of Merger are duly filed with the Utah Division or on such other date and time as Parent and the Company shall agree in writing (the date the Merger becomes effective being the “Effective Time”).

SECTION 1.04         Articles of Incorporation; Bylaws. At the Effective Time, the articles of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided by law; provided, however, that, at the Effective Time, Article I of the articles of incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is Sino Gas International Holdings Inc.”.

SECTION 1.05         Directors and Officers. The Parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and (b) the officers (other than the directors) of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

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ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01         Effect of Merger on Issued Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)          (i) each common share, par value US$0.001 per share, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than the Rollover Shares, the Dissenting Shares, and any Shares owned by the Company or any Company Subsidiary (collectively, the “Excluded Shares”), shall be cancelled in consideration for the right to receive the following: US$1.30 in cash per Share without interest (the “Merger Consideration”) payable in the manner provided in Section 2.03; and (ii) all of the Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time, and each certificate (or evidence of shares in book-entry form) that, immediately prior to the Effective Time, represented any such Shares (each such certificate or evidence, a “Share Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Share Certificate in accordance with Section 2.03(b), without interest;

(b)          each Excluded Share, other than the Dissenting Shares, shall by virtue of the Merger and without any action on the part of its holder, be cancelled and cease to exist, without payment of any consideration or distribution therefor; and

(c)          each common share, with no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable common share, par value US$0.001 per share, of the Surviving Corporation. Such common shares shall be the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the list of shareholders of the Surviving Corporation.

SECTION 2.02         Dissenting Shares.

(a)          Notwithstanding any provision of this Agreement to the contrary and to the extent available under the URBCA, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights of dissent in accordance with Section 1302 of URBCA (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration in accordance with Section 2.01(a) of this Agreement, but shall, by virtue of the Merger, represent only the right to receive the payment of the appraised value of such Shares held by them in accordance with the provisions of the URBCA; provided, that all Shares held by such shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under Section 1302 of the URBCA shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled, as of the Effective Time, in consideration for the right to receive the Merger Consideration, without any interest thereon, in the manner provided in Section 2.03.

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(b)          The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company and any other instruments served pursuant to the URBCA, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the URBCA. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

SECTION 2.03         Exchange of Share Certificates, etc.

(a)          Paying Agent. At the Effective Time, Parent shall deposit, or cause to be deposited, with a bank or trust company that may be designated by Parent and is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”), for the benefit of the holders of Shares (other than the Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)          Exchange Procedures. As promptly as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Share Certificates held by such person shall pass, only upon proper delivery of Share Certificates to the Paying Agent); and (ii) instructions for use in effecting the surrender of any Share Certificates and/or such other documents as may be required in exchange for the Merger Consideration. Upon surrender of a Share Certificate and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each holder of Shares represented by such Share Certificate shall be entitled to receive in exchange therefor a check or wire transfer, in the amount equal to (x) the number of Shares represented by such Share Certificate multiplied by (y) the Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. As promptly as practicable after the Effective Time, the Paying Agent shall issue and deliver to each holder of uncertificated Shares represented by book-entry (“Book-Entry Shares”) a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.01(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be cancelled. No interest shall be paid or will accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the transfer record of the Company, it shall be a condition of payment that such Share Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Share Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.03(b), each Share Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II, without interest.

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(c)          Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)          Untraceable Shareholders. Remittances for the Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A holder of Shares will be deemed to be untraceable if (i) such person has no registered address in the list of shareholders maintained by the Company or its transfer agent or, (ii) on the last two (2) consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or, (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Holders of Dissenting Shares and holders of Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

(e)          Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time.

(f)          Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (c) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks acceptable to Parent. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation.

(g)          Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the holders of Shares at six (6) months after the Effective Time shall be delivered to the Surviving Corporation, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Section 2.01(a). Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

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(h)          No Liability. None of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)          Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, or the Paying Agent, as the case may be. Each former holder of Shares shall be personally responsible for the proper reporting and payment of all Taxes related to any Merger Consideration payable under this Agreement.

SECTION 2.04         No Transfers. At the Effective Time, (a) the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be canceled and (except for the Excluded Shares) exchanged for the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (i) as disclosed in any of the reports, statements and other documents filed by the Company with the SEC on or prior to the date of this Agreement, in each case pursuant to the Exchange Act (other than any disclosures set forth in any “Risk Factors”, “Forward-Looking Statements”, “Quantitative and Qualitative Disclosures about Market Risk” sections and any other disclosures to the extent they are predictive, cautionary or forward-looking in nature) or (ii) as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows; provided, that in no event shall any disclosure in the documents described in clause (i) above qualify or limit the representations and warranties in Sections 3.03, 3.04, 3.05 and 3.21:

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SECTION 3.01         Organization and Qualification. (a) Each of the Company and each Company Subsidiary, including any subsidiary (i) controlled by the Company or (ii) formed or acquired after the date of this Agreement is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted except to the extent the failure of any Company Subsidiary to be so organized, existing or in good standing or to have such power or authority or approvals has not had and would not have a Company Material Adverse Effect. Each of the Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary except for such failures of any Company Subsidiary to be so qualified, licensed or in good standing that have not and would not have a Company Material Adverse Effect.

(b)          A true and complete list of all Company Subsidiaries and all other entities in which one or more of the Company and any Company Subsidiary owns any non-controlling equity interest, together with the jurisdiction of organization of each such Company Subsidiary and entity and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Company Subsidiary and entity owned by one or more of the Company and each other Company Subsidiary, is set forth in Section 3.01(b) of the Company Disclosure Letter. Except as disclosed in Section 3.01(b) of the Company Disclosure Letter, (i) there are no other corporations, associations, or other entities through which the Company or any Company Subsidiary conducts business, or other entities in which the Company or any Company Subsidiary controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) neither the Company nor any Company Subsidiary is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement.

SECTION 3.02         Articles of Incorporation. The Company has furnished to Parent a true, complete and correct copy of the articles of incorporation, bylaws or equivalent organizational documents, each as amended or modified to date, of the Company and each Company Subsidiary as in effect as of the date of this Agreement. Such articles of incorporation or equivalent organizational documents are in full force and effect as of the date hereof. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its articles of incorporation, bylaws or equivalent organizational documents.

SECTION 3.03         Capitalization. (a) The authorized share capital of the Company consists of 250,000,000 Shares of a par value of US$0.001 per share. As of the date of this Agreement, (i) 57,608,833 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, and (iii) 200,997 shares of Series B convertible preferred stock are issued and outstanding. Except as set forth in this Section 3.03, there are no options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares or securities of, or other equity interests in, the Company or any Company Subsidiary. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

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(b)          Except with respect to the shares of Series B convertible preferred stock issued and outstanding, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or any share capital or registered capital, as the case may be, of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.

(c)          The outstanding share capital or registered capital, as the case may be, of each Company Subsidiary and each other entity in which the Company and/or any Company Subsidiary owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each Company Subsidiary and each other such entity owned directly or indirectly by the Company (as set forth in Section 3.01(b) of the Company Disclosure Letter) is owned by the Company or a Company Subsidiary free and clear of all Liens. The Company or any Company Subsidiary has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all equity securities of its subsidiaries and other entities as owned by the Company or any Company Subsidiary.

SECTION 3.04         Authority Relative to This Agreement; Fairness. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, in each case, subject to approval of the Merger by the affirmative vote (in person or by proxy) of the holders of a majority of the issued and outstanding Shares in favor of the adoption of this Agreement (the “Requisite Company Vote”) in accordance with requirements of the Company’s articles of incorporation, bylaws and the URBCA. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)          The Special Committee comprises three (3) members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management. The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than Parent and its Affiliates), (ii) approved and declared advisable this Agreement and the Transactions, and (iii) resolved to recommend approval of this Agreement and the Transactions to the holders of Shares (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement and the Transactions be submitted to the holders of Shares for approval.

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(c)          The Special Committee has received the written opinion of Houlihan Lokey (China) Limited (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Company’s shareholders (other than Parent and its Affiliates), a copy of which opinion will be delivered to Parent promptly after the date of this Agreement. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

SECTION 3.05         No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming the Requisite Company Vote is obtained, conflict with or violate the articles of incorporation or bylaws of the Company or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that, prior to the Effective Time, the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any material breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract or obligation, except, with respect to clauses (ii) and (iii), for matters that have not had and would not have a Company Material Adverse Effect.

(b)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining by the Company in the filing of a Schedule 13E-3, the furnishing of a Schedule 14A with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Proxy Statement to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for the filing of the Articles of Merger and related documentation with the Utah Division pursuant to the URBCA, (iii) for the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Letter (collectively, the “Requisite Regulatory Approvals”), and (iv) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

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SECTION 3.06         Permits; Compliance with Laws.

(a)          Each of the Company and the Company Subsidiaries and their respective employees is in possession of all material grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, evaluations, concessions and other similar rights, approvals and orders of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”). No suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. Except as disclosed in Section 3.06(a) of the Company Disclosure Letter, all material approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) required in respect of the Company and the Company Subsidiaries and their capital structure and operations, including but not limited to registrations with the State Administration for Industry and Commerce (“SAIC”), the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation (“SAT”), and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws. Each of the Company and the Company Subsidiaries has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital.

(b)          Neither the Company nor any Company Subsidiary is or has been in conflict with, or in default, breach or violation of, in any material respect, (i) any Law, including, without limitation, any PRC Laws regarding workplace and public safety, applicable to the Company or any Company Subsidiary, including without limitation, (A) any Laws applicable to its business, (B) any Tax Laws, and (C) any Laws related to the protection of personal data, or (ii) any Contract, Material Company Permit or obligation to which the Company or any Subsidiary is a party or by which the Company or any Company Subsidiary or any share, security, equity interest, property or asset of the Company or any Company Subsidiary is bound. Neither the Company nor any Company Subsidiary has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured.

(c)          The Company and any Company Subsidiary, and their respective shareholders, directors, officers, employees, agents, consultants or other third parties acting on their behalf or in connection with the Company and any Company Subsidiary, have not offered, paid, promised to pay or authorized the payment of any money or anything else of value, whether directly or through another person or entity, to

(i)          any Governmental Official in order to (A) influence any act or decision of any Governmental Official, (B) induce such Governmental Official to use his or its influence with a Governmental Authority or Governmental Instrumentality, or (C) otherwise secure any improper advantage;

(ii)         any political party or official thereof or any candidate for political office in order to unlawfully (A) influence any act or decision of such party, official or candidate in its or his official capacity, (B) induce such party, official or candidate to use his or its influence with a Governmental Authority or Governmental Instrumentality, or (C) otherwise secure any improper advantage; or

(iii)        any other person in any manner that would constitute commercial bribery or an illegal kickback, or would otherwise violate Applicable Anti-bribery Law.

(d)          The Company and the Company Subsidiaries have not conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Authority, Governmental Instrumentality or Governmental Official, or received any oral or written notice, citation, report or allegation, including any oral complaint, allegation, assertion or claim on a hotline or whistleblower or similar telephone line or service, related to alleged violations of Applicable Anti-bribery Law. No Governmental Official, no political party official, and no candidate for office serves as an officer or director of the Company or any Company Subsidiary, nor, to the knowledge of the Company, does any such person hold or will hold an ownership or other economic interest, direct or indirect, in the Company or any Company Subsidiary.

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(e)          The Company is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the SAT, the China Securities Regulatory Commission (the “CSRC”), the SAIC and SAFE on August 8, 2006 (as amended in June 2009, the “M&A Rules”) and the Anti-monopoly Law of the People’s Republic of China (the “AML”). The Merger and the consummation of the other Transactions contemplated by this Agreement are not and will not be at the Closing Date affected by the M&A Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules, including the guidance and notices issued by the CSRC on September 8 and September 21, 2006 (collectively, the “M&A Rules and Related Clarifications”) or the AML or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the AML (collectively, the “AML Rules”). As of the date hereof, the M&A Rules and Related Clarifications did not and do not require the Company to obtain the approval of the CSRC prior to the Effective Time or the consummation of the Transactions contemplated by this Agreement and the AML Rules did not and do not require the Company to obtain the approval of the PRC Ministry of Commerce prior to the Effective Time or the consummation of the Transactions contemplated by this Agreement.

(f)          (i) Neither the Company nor any Company Subsidiary, nor any director, officer or employee thereof, nor, to the knowledge of the Company, any representative, agent, or Affiliate of the Company or any Company Subsidiary is an individual or entity (a “Person”) that is, or is owned or controlled by a Person that is (x) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authorities (collectively, “Sanctions”) or (y) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria); (ii) The Company and each Company Subsidiary represents and covenants that it will not, directly, or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any of its respective subsidiary, joint venture partner or other Person (x) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or (y) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise); (iii) the Company and each Company Subsidiary represents and covenants that, for the past five (5) years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is, was or would be the subject of Sanctions.

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SECTION 3.07         SEC Filings; Financial Statements. (a) The Company has filed all material forms, reports and documents required to be filed by it with the SEC since June 17, 2005 (the “Applicable Date”) (the forms, reports and other documents filed since the Applicable Date and those filed subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). The Company SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)          Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(c)          Neither the Company nor any Company Subsidiary has any liabilities of any nature (whether accrued, absolute, determined, determinable, fixed or contingent) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP, except liabilities (i) reflected or reserved against in the consolidated balance sheet included in its annual report filed on Form 10-K for the period ended December 31, 2012 (including the notes thereto), included in the Company SEC Reports, (ii) incurred pursuant to this Agreement or in connection with the Transactions, or (iii) incurred since December 31, 2012 in the ordinary course of business.

(d)          Since the Applicable Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, to which the Company or any Company Subsidiary was a party, that would be required to be disclosed under Item 404 of Regulation S-K,

(e)          None of the Company or any Company Subsidiary has any off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act) that would be required to be disclosed under Item 303 of Regulation S-K.

(f)          The Company has heretofore furnished to Parent complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC to all material agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(g)          The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since the Applicable Date and all responses to such comment letters filed by or on behalf of the Company.

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(h)          The Company has timely filed and made available to Parent all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are designed to provide reasonable assurance that all material information concerning the Company and the Company Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting. Section 3.07(h) of the Company Disclosure Letter lists, and the Company has made available to Parent, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(i)          The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company and the Company Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Section 3.07(i) of the Company Disclosure Letter lists, and the Company has made available to Parent complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(j)          Since the Applicable Date, neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary, has received or otherwise been made aware of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of any violation of securities laws, breach of fiduciary duty or similar violation by the Company or any Company Subsidiary or any of their officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any Company Subsidiary. Except as set forth in Section 3.07(j) of the Company Disclosure Letter, since the Applicable Date, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

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(k)          To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor any Company Subsidiary nor any officer, employee, contractor, subcontractor or agent of the Company or any such Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

SECTION 3.08         Absence of Certain Changes or Events. Since December 31, 2012, except as set forth in Section 3.08 of the Company Disclosure Letter, (a) the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 5.01.

SECTION 3.09         Absence of Litigation. (a) Except as set forth in Section 3.09(a) of the Company Disclosure Letter, there is no litigation, suit, claim, action, demand letter, or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or any share, security, equity interest, property or asset of the Company or any Company Subsidiary, before any Governmental Authority.

(b)          Except as set forth in Section 3.09(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary or any share, security, equity interest, property or asset of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 3.10         Labor and Employment Matters. (a) Except as set forth in Section 3.10(a) of the Company Disclosure Letter, there are no material controversies pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective employees, contractors, subcontractors, agents or other persons engaged by the Company or any Company Subsidiary in connection with their businesses (collectively, “Company Personnel”). Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary. There are no labor unions, works councils or other organizations representing or purporting to represent any Company Personnel, nor are there any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Company or any Company Subsidiary. There are no unfair labor practice complaints pending, or to the knowledge of the Company, threatened, against the Company or any Company Subsidiary before any Governmental Authority. There is no strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threat thereof, by or with respect to any Company Personnel nor has there been any such occurrence during the past five (5) years.

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(b)          Except as set forth in Section 3.10(b) of the Company Disclosure Letter, (i) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid in full to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to Company Personnel (including the withholding and payment of all individual income Taxes and contributions to Social Security Benefits payable), and are not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and the Company Subsidiaries have paid in full to all Company Personnel or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Company Personnel and there is no claim with respect to payment of wages, salary, commission or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged by the Company or any Company Subsidiary or their labor or employment practices. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company. There is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before any Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary has employed or employ any person.

(c)          Section 3.10(c) of the Company Disclosure Letter lists the name, place of employment, the current annual salary, bonuses, deferred or contingent compensation, “golden parachute” and other like benefits paid or payable (in cash or otherwise) in 2013 or 2014 for, the date of employment and a description of position of, each current salaried employee or consultant of the Company and each Company Subsidiary whose annual compensation exceeded (or in 2014 is expected to exceed) US$50,000.

(d)          With respect to each Company Plan which is maintained under the laws of a jurisdiction other than the United States (each, a “Foreign Benefit Plan”):

(i)          all employer and employee contributions to each Foreign Benefit Plan required by law or by the terms of such Foreign Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices;

(ii)         the fair market value of the assets of each funded Foreign Benefit Plan is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan; and

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(iii)        each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(e)          The Company does not have any Company Plan in place.

SECTION 3.11         Real Property; Title to Assets.

(a)          All current leases and subleases of real property entered into by the Company or a Company Subsidiary are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or by the other party to such lease or sublease, or person in the chain of title to such leased premises. There are no contractual or legal restrictions that preclude or restrict the ability to use any real property owned, leased or subleased by the Company or any Company Subsidiary for the purposes for which it is currently being used. There are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, owned or leased by the Company or any Company Subsidiary.

(b)          Each of the Company and the Company Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for Permitted Encumbrances (and, only with respect to land use rights and permits under PRC Law, except with respect to any defect of which that does not give rise to a Company Material Adverse Effect) . There are no pending or threatened, condemnation or imminent domain proceedings that would affect any part of the properties or assets of each of the Company and the Company Subsidiaries, whether leased, subleased or owned, tangible or intangible, real, personal or mixed, in each case used or held for use in its business.

SECTION 3.12         Intellectual Property.

(a)          The Company and the Company Subsidiaries either own or have the right to use all Intellectual Property necessary to the conduct of its business, which as currently conducted, does not infringe upon or misappropriate the Intellectual Property rights or other proprietary rights, including rights of privacy, publicity and endorsement, of any third party, and no claim has been asserted, or to the knowledge of the Company, threatened, against the Company that the conduct of the business of the Company and the Company Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any third party.

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(b)          With respect to each item of Intellectual Property owned by the Company or a Company Subsidiary (“Company Owned Intellectual Property”), except for Permitted Encumbrances, the Company or a Company Subsidiary is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the operation of its respective business as currently conducted. The Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, and to the knowledge of the Company, no person is engaging in any activity that infringes upon the Company Owned Intellectual Property. With respect to each item of Intellectual Property licensed to the Company or a Company Subsidiary (“Company Licensed Intellectual Property”), except for Permitted Encumbrances, the Company or a Company Subsidiary has the right to use such Company Licensed Intellectual Property in the operation of its respective business as currently conducted in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property. Each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder.

(c)          To the knowledge of the Company after due inquiry, all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by any of the Company or the Company Subsidiaries to maintain their validity or effectiveness.

(d)          The representations and warranties set forth in this Section 3.12 are the only representations and warranties given by the Company and the Company Subsidiaries in respect of Intellectual Property.

SECTION 3.13         Taxes. (a) The Company and each Company Subsidiary has timely filed all material Tax returns required to be filed by them and have paid and discharged all Taxes required to be paid or discharged (whether or not shown to be due on any Tax return), other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. No Governmental Authority is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Company Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against the Company or any Company Subsidiary. The Company and the Company Subsidiaries have each properly and timely withheld, collected and deposited all material Taxes that are required to be withheld, collected and deposited under applicable Law. Neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes reflected on the face of the balance sheets (rather than any notes thereto) contained in the most recent financial statements included in the Company SEC Reports are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. There are no Tax liens upon any shares, securities, equity interests, property or assets of the Company or any Company Subsidiary except liens for current Taxes not yet due. Neither the Company nor any Company Subsidiary is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all material required Tax returns, and no notice or inquiry has been received from any jurisdiction in which Tax returns have not been filed by the Company or any Company Subsidiary to the effect that the filing of Tax returns may be required. No claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax returns that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction. No Company Subsidiary is considered a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation. Neither the Company nor any Company Subsidiary is treated as a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. All transactions between the Company and any Company Subsidiary and between any of the Company Subsidiaries have been conducted on an arm’s-length basis. Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

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(b)          The Company and each Company Subsidiary have, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements imposed by such Governmental Authorities except where such failures to be so registered, maintenance of certifications or compliance would not have a Company Material Adverse Effect. No submissions made on behalf of the Company or any Company Subsidiary to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the knowledge of the Company, threatened.

SECTION 3.14         No Secured Creditors; Solvency. (a) Neither the Company nor any Company Subsidiary has any creditors holding fixed or floating security interests.

(b)          Neither the Company nor any Company Subsidiary has taken any steps to seek protection pursuant to any bankruptcy Law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Company and the Company Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

SECTION 3.15         Material Contracts. (a) Subsections (i) through (xii) of Section 3.15(a) of the Company Disclosure Letter list the following types of Contracts, arrangements or understandings to which the Company or any Company Subsidiary is a party (such Contracts as are required to be set forth in Section 3.15(a) of the Company Disclosure Letter being the “Material Contracts”), and none of the Company or any Company Subsidiary is a party to or bound by any Material Contracts not listed in Section 3.15(a) of the Company Disclosure Letter:

(i)          each Contract that would be required to be filed by the Company pursuant to Item 15 of Form 10-K under the Exchange Act;

(ii)         each Contract which is likely to involve consideration of more than RMB 6,000,000, in the aggregate, over the remaining term of such Contract;

(iii)        Contracts relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of the Company or any Company Subsidiary) in excess of RMB2,000,000 for each such Contract individually, other than Indebtedness between or among any of the Company and the Company Subsidiaries wholly-owned by the Company;

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(iv)        Contracts relating to any Indebtedness, whether or not guaranteed or secured by any asset of the Company or any Company Subsidiary, between or among any of the Company and the Company Subsidiaries wholly-owned by the Company;

(v)         Contracts with any Governmental Authority pursuant to which the Company or any Company Subsidiary is granted the right to operate gas related business (including, but not limited to, supply or transmission of gas and operation or maintenance of gas-related equipment) in a specific geographic area;

(vi)        all joint venture contracts, strategic cooperation or partnership arrangements, or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any Company Subsidiary with any third party;

(vii)       all Contracts relating to the purchase or sale of any Shares or other securities of the Company or any Company Subsidiary;

(viii)      all Contracts that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(ix)         all contracts for employment required to be listed in Section 3.10 of the Company Disclosure Letter;

(x)          all Contracts involving any directors, officers or shareholders of the Company holding more than 1% of the share capital of the Company, or any of their respective Affiliates (other than the Company or any Company Subsidiary) or immediate family members;

(xi)         all Contracts providing for any earn-out, installment or similar payment to or from the Company or any Company Subsidiary of the Company, by or to any Third Party; and

(xii)        all Contracts providing for any change of control or similar payments.

(b)          (i) Each Material Contract is a legal, valid and binding agreement, and none of the Material Contracts is in material default by its terms or has been canceled by the other party; (ii) to the knowledge of the Company, no other party is in material breach or violation of, or default under, any Material Contract; (iii) the Company and the Company Subsidiaries have not received any claim of material default under any such Material Contract and, to the knowledge of the Company, no fact or event exists that could give rise to any claim of material default under any Material Contract; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of the Company or any Company Subsidiary under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto (documents publicly available from the SEC shall be considered furnished or made available).

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SECTION 3.16         Customers and Suppliers. Section 3.16 of the Company Disclosure Letter lists the (a) twenty (20) largest customers of the Company and the Company Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and the Company Subsidiaries by quarter for each quarter over the fiscal year ended December 31, 2013) (each, a “Major Customer”), and (b) five (5) largest suppliers of the Company and the Company Subsidiaries (determined on the basis of aggregate purchases made by the Company and the Company Subsidiaries over the fiscal year ended December 31, 2013) (each, a “Major Supplier”). Neither the Company nor any Company Subsidiary has received any notice or communication from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or such Company Subsidiary.

SECTION 3.17         Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) the Company and the Company Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company deems adequate for the businesses in which the Company and the Company Subsidiaries are engaged and as in sufficient to comply with applicable Law; (ii) the Company has no reason to believe that it or any of the Company Subsidiaries would not be able to (A) renew its existing insurance policies as and when such policies expire or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost; (iii) neither the Company nor any Company Subsidiary has received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies; and (C) neither the Company nor any Company Subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

SECTION 3.18         Interested Party Transactions. Except as set forth in Section 3.18 of the Company Disclosure Letter, no director, officer or other Affiliate of the Company or any Company Subsidiary, or any individual in such person’s immediate family, has or has had, directly or indirectly, (i) an economic interest in any person that (A) has furnished or sold, or furnishes or sells, services or products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell, or (B) is otherwise engaged in business as a competitor of the Company or any Company Subsidiary; (ii) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (iii) a beneficial interest in any Contract disclosed in Sections 3.15(a) and 3.16 of the Company Disclosure Letter; (iv) any material contractual or other arrangement with the Company or any Company Subsidiary; (v) received any payment or other benefit from the Company or any Company Subsidiary (except for payments and benefits received in connection with such person’s employment in the ordinary course and in a manner consistent with past practice), (vi) filed or, to the Company’s knowledge, intends to file a cause of action or other claim against the Company or any Company Subsidiary, or (vii) advanced or owed any material amount to the Company or any Company Subsidiary; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.18. There are no outstanding loans or other extensions of credit made by the Company or any Company Subsidiary to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

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SECTION 3.19         Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination”, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions other than the URBCA.

SECTION 3.20         Environmental Matters. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and each of the Company Subsidiaries are now and have been in compliance with all applicable Environmental Laws, and possess and are now and have been in compliance with all applicable Environmental Permits necessary to operate the business as presently operated, (ii) to the knowledge of the Company, there have been no releases of Hazardous Materials at or on any property owned or operated by the Company or any Company Subsidiary, (iii) neither the Company nor any Company Subsidiary has received from a Governmental Authority a request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state or foreign statute, or any written notification alleging that it is liable for any release or threatened release of Hazardous Materials at any location, except with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise, and (iv) neither the Company nor any Company Subsidiary has received any written claim or complaint, or is presently subject to any Action, relating to non-compliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing.

SECTION 3.21         Company Information. None of the information supplied or to be supplied by or on behalf of the Company or any Company Subsidiaries for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the holders of Shares or at the time of the Shareholder’s meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

SECTION 3.22         Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 3.23         No Additional Representations. Except for the representations and warranties made by the Company in this Article III, in Section 6.05(b) and in the certificate to be delivered pursuant to Section 7.2(c), none of the Company, the Company Subsidiaries or any of its or their respective directors, officers, employees, advisors, representatives or agents (collectively, “Company Representatives”) makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Company Representatives, notwithstanding the delivery or disclosure to Parent.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01         Corporate Organization. Each of Parent and Merger Sub is a legal corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

SECTION 4.02         Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

SECTION 4.03         No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association (or equivalent organizational documents) of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

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(b)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder, (ii) for the filing of the Articles of Merger and related documentation with the Utah Division pursuant to the URBCA, (iii) for the Requisite Regulatory Approvals, and (iv) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

SECTION 4.04         Financing; Equity Rollover. (a) Parent has delivered to the Company true and complete copies of (i) an executed equity commitment letter from MSPEA Gas Holdings Limited (“MSPEA”) (the “MSPEA Equity Commitment Letter”), pursuant to which MSPEA has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Holdco, the sole shareholder of Parent, up to the aggregate amount set forth therein (the “MSPEA Equity Financing”), (ii) an executed equity commitment letter from Zhongyu Gas Holdings Limited (the “Investor”) (the “Investor Equity Commitment Letter” and, together with the MSPEA Equity Commitment Letter, the “Equity Commitment Letters”), pursuant to which the Investor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Holdco up to the aggregate amount set forth therein (the “Investor Equity Financing” and, together with the MSPEA Equity Financing, “Equity Financing”) and (iii) the Contribution Agreement (together with the Equity Commitment Letters, the “Financing Commitments”), pursuant to which, subject to the terms and conditions therein, the Rollover Holder has committed to contribute to Parent, immediately prior to the Effective Time, the number of Shares set forth therein and to consummate the Transactions (together with the Equity Financing, the “Financing”).

(b)          As of the date hereof, (i) the Financing Commitments are in full force and effect, (ii) none of the Financing Commitments have been amended or modified and (iii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any material respect. Assuming (A) the Financing is funded in accordance with the Financing Commitments, and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Sections 7.01 and 7.02, as of the date hereof, the proceeds contemplated by the Financing Commitments will be sufficient for Merger Sub and the Surviving Corporation to pay (1) the aggregate Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Commitments contain all of the conditions precedent (or, where applicable, refers to customary conditions precedent for a transaction of the nature contemplated by the Financing Commitments) to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein.

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SECTION 4.05         Litigation. As of the date hereof, (i) there are no Actions pending or, to the knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates, other than any such Action that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions by Parent or Merger Sub, and (ii) neither Parent nor Merger Sub nor any of its Affiliates is a party to or subject to the provisions of any Law which would reasonably be expected to prevent or materially delay the consummation of the Transactions by Parent or Merger Sub.

SECTION 4.06         Parent Information. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of its subsidiaries for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation with respect to information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

SECTION 4.07         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01         Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except as required by applicable Law, as set forth in Section 5.01 of the Company Disclosure Letter or as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) (i) the businesses of the Company and the Company Subsidiaries shall be conducted only in, and the Company and the Company Subsidiaries shall not take any action except in, a lawfully permitted manner in the ordinary course of business and in a manner consistent with past practice; and (ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees, consultants, contractors, subcontractors and agents of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with Governmental Authorities, customers, suppliers and other persons with which the Company or any Company Subsidiary has material relations. By way of amplification and not limitation, except as set forth in Section 5.01 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

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(a)          amend or otherwise change its articles of incorporation, bylaws or equivalent organizational documents;

(b)          issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of the Company or any Company Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

(c)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares, or split, combine or reclassify any of its shares (other than dividends paid by a Company Subsidiary to the Company or to a wholly-owned Company Subsidiary);

(d)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares;

(e)          effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any Company Subsidiary, or create any new Company Subsidiaries;

(f)          other than in the ordinary course of business consistent with past practice, enter into, or propose to enter into, any transaction involving any earn-out, installment or similar payment to or from the Company or any Company Subsidiary, by or to any Third Party;

(g)          (i) acquire (including, without limitation, by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets except any such acquisitions, contributions, investments or divisions that are consistent with past practice and are for consideration not in excess of RMB 2,000,000; (ii) incur, assume, alter, amend or modify any Indebtedness or issue any debt securities in excess of RMB 2,000,000 individually or RMB 6,000,000 in the aggregate, or guarantee such Indebtedness, or make any loans or advances; (iii) create or grant any Lien on any assets of the Company or any Company Subsidiary; or (iv) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of RMB 2,000,000 or capital expenditures which are, in the aggregate, in excess of RMB 6,000,000 for the Company and the Company Subsidiaries taken as a whole;

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(h)          except as otherwise required by Law, (A) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of the Company or any Company Subsidiary (other than the hiring or termination of employees or consultants below officer level with annual compensation of less than US$50,000 (or its RMB equivalent)), (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any Company Subsidiary, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any Company Subsidiary, (D) establish, adopt, amend or terminate any Company Plan, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Plan, to the extent not already required in any such plan, (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any Company Subsidiary;

(i)          issue or grant any equity based awards to any person or adopt any equity based incentive plan unless such issuance or grant was approved by the Company Board prior to the date of this Agreement (but subject to full disclosure by the Company to Parent of any such scheduled issuance or grant in the Company Disclosure Letter);

(j)          make any changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Company and the Company Subsidiaries, except as required by changes in GAAP;

(k)          pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice;

(l)          enter into, amend, modify or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or amend, waive, modify or consent to the termination of the Company’s or any Company Subsidiary’s rights thereunder;

(m)          enter into any Contract between the Company or any Company Subsidiary, on the one hand, and any of their respective Affiliates, officers, directors or employees, on the other hand;

(n)          terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

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(o)          commence or settle any Action (A) for an amount in excess of $100,000 (or an equivalent amount in RMB) in the aggregate, (B) entailing the incurrence of (x) any obligation or liability of the Company or any Company Subsidiary in excess of such amount, including costs or revenue reductions, or (y) obligations that would impose any material restrictions on the business or operations of the Company or any of the Company Subsidiaries, or (C) that is brought by or on behalf of any current, former or purported holder of any capital stock or debt securities of the Company or any Company Subsidiary relating to the transactions contemplated by this Agreement;

(p)          permit any item of Company Owned Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company Owned Intellectual Property;

(q)          fail to make in a timely manner any filings or registrations with (A) the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder or (B) any other Governmental Authority, including the SAIC, SAFE and SAT;

(r)          engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(s)          make, revoke or change any material Tax election, materially amend any Tax return or waive any statute of limitations with respect to any material Tax claim or assessment, enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting or fail to duly and timely file all Tax returns and other documents required to be filed with any taxing authority in accordance with past practice;

(t)          transfer or permit any transfers of cash in excess of RMB 2,000,000 in the aggregate from one or more of the Company and any Company Subsidiary organized outside of the PRC, taken as a whole, to any Company Subsidiary organized in the PRC;

(u)          announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing; or

(v)         commit, directly or indirectly, any act that would violate any applicable Law or the terms of the representations and warranties set forth in Article III of this Agreement, with all such cases to be treated as if the representations and warranties set forth in Article III of this Agreement apply to the conduct of the Company pending the Merger.

Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of Parent and Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective subsidiaries’ respective operations.

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ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01         Proxy Statement and Schedule 13E-3. Promptly following the date hereof, the Company, with the assistance of Parent and Merger Sub, shall prepare and cause to be filed a proxy statement relating to the approval of this Agreement by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company and Parent shall jointly prepare and cause to be filed a Schedule 13E-3 with the SEC. The Company and Parent shall use their reasonable efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) within ten (10) Business Days after the date hereof. Each of the Company and Parent shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company and Parent shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3. Each of the Company and Parent shall furnish all information concerning such party to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by Parent and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of Parent, which approval shall not be unreasonably withheld or delayed. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

SECTION 6.02         Company Shareholders’ Meeting. (a) The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3, (i) establish a record date (which will be a date that is no more than five (5) Business Days following such confirmation by the SEC) for determining shareholders of the Company entitled to vote at the shareholders’ meeting, and (ii) mail or cause to be mailed, on a date to be mutually agreed between the Company and Parent, the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Schedule 14A), as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur on the twenty-first (21st) Business Day immediately following the mailing of the Proxy Statement (the “Shareholders’ Meeting”) for the purpose of voting upon the approval of this Agreement and approval of the Merger, regardless of whether the Company Board determines at any time that this Agreement is no longer advisable or recommends that the shareholders of the Company reject it or any other Change in the Company Recommendation has occurred at any time. Without the consent of Parent, approval of this Agreement is the only matter (other than procedural matters) that shall be proposed to be acted upon by the shareholders of the Company at the Shareholders’ Meeting.

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(b)          Subject to Section 6.04(c), the Company Board shall recommend to holders of the Shares that they approve and adopt this Agreement and approve the Merger, and shall include such recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and approval of the Merger and shall take all other action necessary or advisable to secure the Requisite Company Vote. Without limiting the generality of the foregoing sentence, the Company agrees that its obligations pursuant to this Section 6.02 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction, or by any Change in the Company Recommendation.

SECTION 6.03         Access to Information.

(a)          From the date hereof until the Effective Time and subject to applicable Law, upon reasonable advance notice from Parent, the Company and the Company Subsidiaries shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of such party, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in its investigation.

(b)          No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreements.

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SECTION 6.04         No Solicitation of Transactions. (a) The Company agrees that neither it nor any Company Subsidiary nor any of the directors, officers or employees of the Company or any Company Subsidiary will, and that it will cause its and the Company Subsidiaries’ agents, advisors and other Representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any Company Subsidiary), not to, in each case, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information to, any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction, or (iv) authorize or permit any of the officers, directors or employees of the Company or any Company Subsidiary, or any investment banker, financial advisor, attorney, accountant or other Representative retained by or acting directly or indirectly under the direction of the Company or any Company Subsidiary, to take any action set forth in clauses (a)(i) – (a)(iii) of this Section 6.04. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. The Company shall notify Parent as promptly as practicable (and in any event within 24 hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that would reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within 24 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall (A) promptly notify Parent orally and in writing if it determines to initiate actions concerning a proposal, offer, inquiry, contact or request, in each case as permitted by this Section 6.04, and (B) provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction.

(b)          Notwithstanding anything to the contrary in this Section 6.04, the Company Board may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that such bona fide proposal or offer shall not have been obtained in violation of Section 6.04(a) (a “Competing Transaction Proposal”) and the Company shall have complied with the requirements of Section 6.04(a) with respect to such Competing Transaction Proposal), and the Company Board has (i) determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that such proposal or offer constitutes a Superior Proposal, (ii) determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (upon advice by independent legal counsel), that, in light of such Superior Proposal, failure to furnish such information or enter into discussions would violate its fiduciary obligations to the Company and its shareholders under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person prior to or simultaneously with the taking any such action, and (iv) obtained from such person prior to taking such action an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreements (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement); provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Company Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives.

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(c)          Except as set forth in this Section 6.04(c), neither the Company Board nor any committee thereof shall change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction. Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee, prior to the time of the Shareholders’ Meeting and upon advice by independent legal counsel, that failure to make a Change in the Company Recommendation would violate its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the unanimous recommendation of the Special Committee, recommend a Superior Proposal, but only (i) if the Company shall have complied with the requirements of Sections 6.04(a) and 6.04(b) with respect to such proposal or offer; (ii) after (A) providing at least three (3) Business Days’ written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such third party proposal or offer would cease to constitute a Superior Proposal, and (C) negotiating in good faith with Parent and Merger Sub and their Representatives (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; provided that any material modifications to such third party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; and (iii) if Parent does not, within three (3) Business Days of Parent’s receipt of the Notice of Superior Proposal, make an offer that the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel) to be at least as favorable to the Company’s shareholders as such Superior Proposal. Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Shareholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Competing Transaction, or by any Change in the Company Recommendation. The Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Contract or commitment with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)), or propose to do so.

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(d)          Nothing in this Agreement shall prohibit the Company Board from (i) taking or disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or (ii) making any disclosure to the Company’s shareholders that the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law (it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or, upon determination by the Company that such a statement is required under applicable Law, a factually accurate public statement by the Company that describes the Company’s receipt of a Competing Transaction Proposal and the operation of this Agreement with respect thereto, shall not in and of itself constitute a Change of Recommendation); provided, that any disclosure of a position contemplated by Rule 14e-2(a) under the Exchange Act other than (A) a “stop, look and listen” communication limited solely to the type contemplated by Rule 14d-9 under the Exchange Act, (B) any express rejection of any applicable Competing Transaction Proposal or (C) any express reaffirmation of its recommendation to its shareholders in favor of the Merger, shall be deemed to be a Change of Recommendation.

(e)          A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Company Subsidiary whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Company and the Company Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company; (v) any solicitation in opposition to approval of this Agreement and the Merger by the Company’s shareholders; or (vi) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or delay any of the Transactions.

(f)          A “Superior Proposal” means an unsolicited, written, bona fide offer made by a Third Party to consummate any of the following transactions: (i) a merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; or (ii) the acquisition by any person or group (including by means of a general offer, tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 100% of the then outstanding shares of the Company, in each case on terms (including conditions to consummation of the contemplated transaction) that the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee (after (x) consultation with a financial advisor of internationally recognized reputation and independent legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such offer and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(c) or otherwise prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the person or group making the offer, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company shareholders (other than the Rollover Holders) than the Merger; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if (A) the consummation of the transaction contemplated by such offer is conditional upon any due diligence review or investigation of the Company or any of the subsidiaries by the Third Party, (B) any financing required to consummate the transaction contemplated by such offer is not then fully committed to the Third Party and non-contingent, (C) the consummation of the transaction contemplated by such offer is conditional upon the obtaining and/or funding of such financing, (D) the transaction contemplated by such offer is not reasonably capable of being completed on the terms proposed without unreasonable delay, or (E) the offer includes termination rights of the Third Party on terms less favorable to the Company than the terms set forth in this Agreement.

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SECTION 6.05         Directors’ and Officers’ Indemnification and Insurance. (a) The bylaws (or comparable organizational documents) of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the bylaws (or comparable organizational documents) of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b)          The Company and the Surviving Corporation shall use commercially reasonable efforts to indemnify the current directors and officers and any other Party that has participated in the Transactions against any liability arising out of matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions. To the extent commercially reasonable, the Company may and, at Parent’s request, the Company shall purchase insurance policies with respect to its indemnification obligations set forth in the previous sentence. If such policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall maintain such policies in full force and effect. The Surviving Corporation shall use its commercially reasonable efforts to maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this fourth sentence of Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be US$115,000 in the aggregate). In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(b) shall terminate.

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(c)          Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply with all of its obligations, and shall cause the Company Subsidiaries to comply with their respective obligations, to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Company Subsidiaries’ organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the URBCA or any other applicable Law, including the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Company Subsidiary if such service was at the request or for the benefit of the Company or any Company Subsidiary; provided that, in the case of each of (i) and (ii), such person (x) acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company or the relevant Company Subsidiary, and (y) shall have complied with the provisions of Section 6.05(d); provided, further, that a person to whom any costs or expenses are advanced shall have provided the Surviving Corporation with (1) documentary evidence of incurrence by such person of such costs or expenses and (2) a written undertaking by such person to repay any and all amounts advanced if it shall ultimately be determined that he or she is not entitled to indemnification under or pursuant to this Section 6.05(c). Notwithstanding anything in the foregoing to the contrary, no indemnification shall be made (whether under this Section 6.05(c), the Company’s or any Company Subsidiary’s organizational and governing documents, any existing indemnification agreements or otherwise) in respect of any Action as to which a person seeking indemnification shall have been adjudged by a court, tribunal or other Governmental Authority of competent jurisdiction (A) to be liable to the Company or any Company Subsidiary, or (B) that such person’s actions, or omissions to act, constitute: (1) a violation of Law, unless such person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (2) a transaction from which such person derived an improper personal benefit, or (3) willful misconduct or a conscious disregard for the best interests of the Company or any Company Subsidiary.

(d)          Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Action which may result in the payment or advancement of any amounts under Section 6.05(c), the Company’s or any Company Subsidiary’s organizational and governing documents, or any existing indemnification agreements, the person seeking indemnification shall notify the Surviving Corporation promptly, but in all events no later than the earlier of (i) five (5) days after actual receipt, and (ii) as soon as necessary after actual receipt to prevent the Surviving Corporation or any of its subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Corporation (or a subsidiary nominated by it) shall have the right, but not the obligation, to participate in any such Action and, at its option, assume the defense of such Action. The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Action, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Action. In the event the Surviving Corporation (or a subsidiary nominated by it) assumes the defense of any Action pursuant to this Section 6.05(d), neither the Surviving Corporation nor any of its subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Action.

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SECTION 6.06         Notification of Certain Matters. Each of the Company and Parent shall promptly notify the other in writing of:

(a)          any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)          any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)          any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any Company Subsidiary or Parent and any of its subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.07         Financing.

(a)          Subject to the terms and conditions of this Agreement, Parent shall use commercially reasonable efforts to arrange the Financing on the terms and conditions described in the Financing Commitments; provided that Parent and Merger Sub may amend or modify the Financing Commitments (including by adjusting the number of Rollover Shares to be contributed to Parent by the Rollover Holder), and/or elect to replace all or any portion of the Equity Financing with alternative debt and/or equity financing (the “Alternative Financing”), in each case so long as the aggregate proceeds of the Financing (as amended or modified) and/or any Alternative Financing will be sufficient for Merger Sub and the Surviving Corporation to pay (i) the aggregate Merger Consideration, and (ii) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby.

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(b)          The Company agrees to provide, and shall cause each Company Subsidiary and each of their respective officers, employees and Representatives to provide to Parent and Merger Sub, all reasonable cooperation as may be requested by Parent or its Representatives in connection with any Alternative Financing, including, without limitation, (i) participation in meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company with representatives of Parent and its Alternative Financing sources, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations and similar documents reasonably requested by Parent or its Representatives in connection with the Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Alternative Financing and delivery of one or more customary representation letters), (iii) as promptly as practicable, furnishing Parent and its Alternative Financing sources with financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent and its Alternative Financing sources, including, without limitation, all financial information related to the Company reasonably required by the Parent in order to produce pro forma financial statements, all other financial statements and financial and non-financial information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent, including all financial and other information of the type required by Regulation S-X and Regulation S-K under the Securities Act, and any additional information that would be necessary in order to receive customary “comfort” (including “negative assurance” comfort) from independent auditors in connection with the offering of debt securities contemplated by any Alternative Financing, (iv) cooperating with advisors, consultants and accountants of Parent or its Alternative Financing sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any Company Subsidiary, including for the purpose of establishing collateral eligibility and values, (v) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, surveys, appraisals, environmental reports and title insurance as may be reasonably requested by Parent, (vi) executing and delivering any pledge and security documents, commitment letters, underwriting or placement agreements or other definitive financing documents, or other ancillary documentation including certificates, legal opinions or documents as may be requested by Parent or its Representatives (including a certificate of the chief financial officer of the Company or any borrower Company Subsidiary with respect to solvency matters) or otherwise facilitate the pledging of collateral, the delivery of pay-off letters and other cooperation in connection with the pay-off of existing Indebtedness and release of all related Liens, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in any Alternative Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establishing bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, (viii) furnishing Parent, Merger Sub and its Representatives promptly with all documentation and other information required with respect to any Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations, and (ix) taking all corporate actions reasonably necessary to permit the consummation of any Alternative Financing, including without limitations the execution and delivery of any other certificates, instruments or documents, and to permit the proceeds thereof, together with cash at the Company and the Company Subsidiaries, to be made available to the Company on the Closing Date to consummate the Merger. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with any Alternative Financing.

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SECTION 6.08         Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each of the Parties hereto shall, and shall cause each of their respective subsidiaries to, (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other Parties in exchanging such information and providing such assistance as the other Parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other Parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (y) permitting the other Parties to review in advance, and consulting with the other Parties on, any proposed filing, submission or communication (whether verbal or written) by such Party to any Governmental Authority, and (z) giving the other Parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, employing such resources as are necessary to obtain the Requisite Regulatory Approvals. Notwithstanding the foregoing or any other provision of this Agreement, the Company agrees that Parent shall have the right to determine and direct the strategy and process by which the Parties will seek the Requisite Regulatory Approvals and shall take the lead in all meetings and communications with any Governmental Authority, including by determining the appropriate timing of any such meeting or communications (including the timing of the submission of any filing with, or the response to any request by, a Governmental Authority or any action to be taken pursuant to this Section 6.08(a)). If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party to this Agreement shall use their reasonable best efforts to take all such action.

(b)          Each Party hereto shall, upon request by any other Party, furnish such other Party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective subsidiaries to any third party and/or any Governmental Authority in connection with the Merger and the Transactions.

(c)          In furtherance and not in limitation of the foregoing, each Party shall, and shall cause its respective subsidiaries to, use their reasonable best efforts to avoid (i) the entry of, or to have vacated, lifted, reversed or overturned, any judgment, order or decree, whether temporary, preliminary or permanent, that would restrain, prevent or delay the consummation of the Merger, including vigorously defending any Actions, whether judicial or administrative, challenging this Agreement or the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed, and (ii) or eliminate each and every impediment under any applicable Law so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of businesses or assets of Parent, the Company or their respective subsidiaries or otherwise taking or committing to take actions that limit Parent’s or its subsidiaries’ freedom of action with respect to, or their ability to retain, any of their respective businesses or assets or those of the Company or the Comapany Subsidiaries, in each case, as may be required in order to avoid the entry of, or to effect the dissolution or lift of, any injunction, temporary restraining order, or other order in any Action, which would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated by this Agreement. No Party shall consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the request of any Governmental Authority without the consent of the other Parties to this Agreement.

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SECTION 6.09         Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.10         Participation in Litigation. Prior to the Effective Time, the Company shall (a) give prompt notice to Parent of any Actions commenced or, to the knowledge of the Company, threatened, against one or more of the Company and its directors which relate to this Agreement or the Transactions, and (b) give Parent the opportunity to participate in the defense or settlement of any shareholder Action against one or more of the Company and its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Parent’s prior written consent.

SECTION 6.11         Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Company Subsidiaries designated by Parent.

SECTION 6.12         Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

SECTION 6.13         Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s articles of incorporation or bylaw on the Merger and the other Transactions.

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SECTION 6.14         Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.15         SAFE Registration. The Company shall use its reasonable best efforts to cause management members of the Company who are PRC residents to, as soon as practicable after the date hereof, submit an application to SAFE for the registration of their respective holding of Shares (whether directly or indirectly) in the Company in accordance with the requirements of SAFE Circular 75 (or any successor PRC Law, rule or regulation) and complete such registration as soon as practicable thereafter.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01         Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)          Shareholder Approval. The Requisite Company Vote shall have been obtained.

(b)          No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect or is pending, proposed or threatened and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions (an “Injunction”).

(c)          Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and be in full force and effect, except where the failure to obtain such Requisite Regulatory Approvals would not, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent the consummation of any of the Transactions.

SECTION 7.02         Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Sections 3.01 (Organization and Qualification), 3.03 (Capitalization), 3.04 (Authority Relative to This Agreement; Fairness), 3.06 (Permits; Compliance with Laws), 3.08 (Absence of Certain Changes or Events) and 3.19 (Anti-Takeover Provisions), the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality” or “Company Material Adverse Effect”) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties set forth in Sections 3.01 (Organization and Qualification), 3.03 (Capitalization), 3.04 (Authority Relative to This Agreement; Fairness), 3.06 (Permits; Compliance with Laws), 3.08 (Absence of Certain Changes or Events) and 3.19 (Anti-Takeover Provisions) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

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(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(d).

(d)          Material Adverse Effect. Since the date of this Agreement, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)          SAFE Registration. (i) Members of management of the Company who are PRC residents shall have duly completed the registration described in Section 6.16(a), and (ii) the Company shall have duly completed the registration described in Section 6.16(b).

(f)          Dissenting Shareholders. The holders of no more than ten percent (10%) of the Shares shall have validly exercised and not effectively withdrawn or lost their rights of dissent in accordance with Section 1302 of URBCA.

(g)          Employment Agreements. Each employee of the Company or one of the Company Subsidiaries listed on Section 7.02(g) of the Company Disclosure Letter shall have entered into an employment agreement, substantially in the form agreed as of the date hereof, with one or more of the Company and its Subsidiaries, and such agreement shall be in full force and effect.

(h)          Consent and Waiver Under a Certain Shareholders Agreement. The Company shall have obtained a consent and waiver in writing from AMP Capital Asian Giants Infrastructure Fund (“AGIF”) under that certain Shareholders Agreement, dated as of December 17, 2010 (the “Shareholders Agreement”), among the Company, Sino Gas Construction Limited and AGIF, pursuant to which consent and waiver AGIF shall consent to the transactions contemplated in this Agreement and waive any and all of AGIF’s rights under Section 20.1 of the Shareholders Agreement in connection with the transactions contemplated herein.

(i)          Redemption of Series B Convertible Preferred Stock. The Company shall have redeemed all issued and outstanding shares of Series B convertible preferred stock of the Company in accordance with the terms of the Company’s organizational documents.

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SECTION 7.03         Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality”) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent the consummation of any of the Transactions.

(b)          Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)          Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

SECTION 7.04         Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01         Termination by Mutual Consent. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors.

SECTION 8.02         Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (upon the unanimous approval of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)          Long Stop Date. The Merger shall not have been consummated on or before September 30, 2014 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, the failure to consummate the Merger by such date; or

(b)          Injunction. Any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Injunction; provided that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, such Injunction; or

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(c)          Company Vote. The Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; provided that the Company shall not be entitled to terminate this Agreement under this clause if it has breached in any material respect its obligations under Sections 6.01 (Proxy Statement and Schedule 13E-3) or 6.04 (No Solicitation of Transactions).

SECTION 8.03         Termination by the Company. This Agreement may be terminated by the Company (upon the unanimous recommendation by the Special Committee), if:

(a)          Parent/Merger Sub Breach. A breach or failure in any material respect of any representation, warranty or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties or covenants hereunder; or

(b)          Failure to Close. The Merger shall not have been consummated within ten (10) Business Days of the satisfaction of all the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing); provided that the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing during such period at least three (3) Business Days prior to such termination.

SECTION 8.04         Termination by Parent. This Agreement may be terminated by Parent, if:

(a)          Company Breach. A breach or failure in any material respect of any representation, warranty or covenant of the Company set forth in this Agreement shall have occurred, would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and, as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(b) if either Parent or Merger Sub is then in material breach of any representations, warranties or covenants hereunder; or

(b)          Company Triggering Event. A Company Triggering Event shall have occurred.

SECTION 8.05         Effect of Termination. In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party hereto; provided, however, that the terms of Section 6.12, Article VIII and Article IX shall survive any termination of this Agreement.

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SECTION 8.06         Fees Following Termination.

(a)          The Company will pay, or cause to be paid, to Parent an amount equal to $2,656,402 (the “Company Termination Fee”) if this Agreement is terminated (i) by Parent pursuant to Section 8.04(a) (Company Breach); (ii) by Parent pursuant to Section 8.04(b) (Company Triggering Event); (iii) by the Company or Parent pursuant to Section 8.02(a) (Long Stop Date) or Section 8.02(c) (Company Vote) and within eighteen (18) months after such termination the Company or any of its Subsidiaries consummates any Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”), such payment to be made, in the case of termination pursuant to clauses (i) and (ii) above, at or prior to the time of such termination, and, in the case of termination pursuant to clause (iii) above as promptly as possible (but in any event within two (2) Business Days following the consummation of any Competing Transaction).

(b)          Parent will pay, or cause to be paid, to the Company an amount equal to $1,992,302 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(b) (Failure to Close), such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination.

(c)          In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other Party for all costs and expenses actually incurred or accrued by the other Party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at prime rate of Citibank, N.A. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)          Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the Parties hereto would not have entered into this Agreement.

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(e)          Notwithstanding anything to the contrary in this Agreement, in the event that Parent or Merger Sub fails to effect the Closing pursuant to Section 8.03(b), the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, the Company Subsidiaries, the direct or indirect shareholders of the Company or any other person, or any of their respective affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents (collectively, the “Company Group”) against (i) Parent or Merger Sub, (ii) the former, current and future holders of any equity, partnership or limited liability company interest in, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, shareholder or, assignees of, Parent or Merger Sub, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub, or (iv) any holders or future holders of any equity, share, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (all persons described in (i) to (iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement, any failure to perform hereunder or other failure of the Transactions to be consummated (in each case whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letter) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b), and in no event shall any of the Company, the Company Subsidiaries, or any other member of the Company Group seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letter), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b). In no event shall any of the Company, the Company Subsidiaries or any other member of the Company Group be entitled to seek the remedy of specific performance of this Agreement but instead the Company may only bring a claim for payment of the Parent Termination Fee pursuant to Section 8.06(b) and the Company shall be the only Person entitled to seek payment of the Parent Termination Fee. The provisions of this Section 8.06(e) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01         Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time, except that the agreements set forth in Articles I and II, Sections 6.05 and 6.12, and this Article IX shall survive the Effective Time.

SECTION 9.02         Notices. All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.02):

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(i)	if to Parent or Merger Sub:

Prosperity Gas Holdings Limited

190 Elgin Avenue, George Town,

Grand Cayman, KY1-9005, Cayman Islands

Attention: Ms Samantha Jennifer Cooper

Facsimile: +1 212 507-0508

with a copy (which shall not constitute notice) to:

Morgan Stanley Asia Limited

40th Floor, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Attention:	Kingsley Chan
Facsimile:	+852 3407 9855

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention:	Peter Huang
Facsimile:	+86 (10) 6535 5577
Email:	peter.huang@skadden.com

with a copy (which shall not constitute notice) to:

Zhongyu Gas Holdings Limited

Units 04-06, 28/F

China Merchants Tower

168 Connaught Road Central

Hong Kong

Attention:	Daniel Lui
Facsimile:	+852 2295 1228
E-mail:	daniellui@zhongyugas.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton (Hong Kong)

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Attention:	Freeman Chan
Facsimile:	+852 2160 1012
E-mail:	fchan@cgsh.com

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(ii)	if to the Company:

Sino Gas International Holdings Inc.

c/o Room 2008, Tower A, Caizhi International Building

No. 18 Zhongguancun Dong Street

Haidian District

Beijing 100083

China

Attention:	Jin Wang
Facsimile:	+86 10 8260 0042
Email:	wangjin@sino-gas.com

with a copy (which shall not constitute notice) to:

Ohrenstein & Brown LLP

1305 Franklin Avenue

Garden City, NY 11530

Attention:	Steven Dreyer

Email:	Steven.Dreyer@oandb.com

SECTION 9.03         Certain Definitions.

(a)          For purposes of this Agreement:

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Applicable Anti-bribery Law” means any anti-bribery or anti-corruption laws, such as the United States Foreign Corrupt Practices Act, the United Kingdom Anti-Bribery Act, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable, and all other anti-bribery and anti-corruption laws to which the Company and the Company Subsidiaries are subject.

“beneficial owner”, “beneficially owned”, “beneficially owning” or “beneficial ownership”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, Hong Kong and the PRC.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Disclosure Letter” means the disclosure schedule delivered to Parent and Merger Sub by the Company on the date hereof.

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“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any Company Subsidiary), is or would reasonably be expected to (a) be materially adverse to the business, condition (financial or otherwise), assets, liabilities, prospects or results of operations of the Company and the Company Subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that clause (a) shall not include any event, circumstance, change or effect occurring after the date hereof to the extent resulting from (i) changes in general economic conditions or changes in securities markets in general that do not have a disproportionate adverse effect (relative to other industry participants) on the Company or any Company Subsidiary, (ii) the public announcement of the Transactions (except with respect to Section 3.05), or (iii) changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the date hereof.

“Company Plan” means each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contribute to or required to be contributed to by the Company or by any ERISA Affiliate, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any Company Personnel or any former Company Personnel.

“Company Subsidiary” means each person which is a subsidiary of the Company.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change of Company Recommendation or the Company Board shall have resolved to make a Change in Company Recommendation; (ii) the Company Board shall have recommended to the shareholders of the Company a Competing Transaction or shall have resolved to do so or shall have entered into any letter of intent, Contract, commitment or similar document with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(c)); (iii) the Company shall have failed to include in the Proxy Statement the Company Recommendation; (iv) the Company Board fails to reaffirm its recommendation in favor of the approval of this Agreement and the approval of the Merger within three (3) Business Days after Parent requests in writing that such recommendation be reaffirmed; (v) the Company shall have materially breached its obligations under Section 6.04; or (vi) a tender offer or exchange offer for 20% or more of the outstanding shares of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders).

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“Confidentiality Agreements” means the confidentiality agreement, dated as of September 12, 2013, between Morgan Stanley Asia Limited and the Company and the confidentiality agreement, dated as of March 17, 2014, between Zhongyu Gas Holdings Limited and the Company.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by Contract or credit arrangement or otherwise.

“Environmental Laws” means all foreign, federal, state, or local laws, statutes, regulations, ordinances, codes, or decrees relating to (a) Releases or threatened Releases or Hazardous Materials, (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials, (c) the environment, or (d) the protection of human health and safety.

“Environmental Permits” means all permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of section 4001(b) of ERISA.

“Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Governmental Instrumentality” means any enterprise partially- or wholly owned or –controlled by a Governmental Authority.

“Governmental Official” means an official, employee, or representative of any Governmental Authority, Governmental Instrumentality, or public international organization, including, without limitation: (i) any elected or appointed official or employee of a government, at any level, including national or local government entities, members of legislative, administrative, and judicial bodies, and employees of government agencies; (ii) any officer or employee of government-owned or government-controlled entities, including state-owned entities that operate in the commercial sector, such as an employee at a state-owned company; (iii) any officer or employee of a public international organization (such as the United Nations, the World Bank or the International Monetary Fund); (iv) any person acting in an official capacity for a government, government agency, or state-owned enterprise (for example, someone who has been given authority by a government entity to carry out official responsibilities); and (v) any political party, official of a political party, and any candidate for political office.

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“Hazardous Materials” means any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, I all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means (a) United States, non-United States and international patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, and (e) rights of privacy, publicity and endorsement.

“knowledge” means, with respect to the Company, the knowledge, after reasonable inquiry and investigation, of the individuals listed in Section 9.03(a) of the Company Disclosure Letter, and with respect to any other Party hereto, the actual knowledge of any director of such Party, in each case, after due inquiry.

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“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Permitted Encumbrances” means, with respect to each owned real property: (i) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, and (v) nonexclusive licenses of or other nonexclusive grants of rights to use Intellectual Property entered into in the ordinary course of business.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005 and which became effective as of November 1, 2005, and any implementation, successor rule or regulation related thereto under the PRC law.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

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“subsidiary” or “subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity: (i) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such person or by any one or more of such person’s subsidiaries, (ii) of which at least fifty percent (50%) of the equity interests is controlled by such person by any one or more of such person’s subsidiaries, (iii) of which such Party or any subsidiary of such Party is a general partner, or (iv) that would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	3.09(a)
AGIF	7.02(h)
Agreement	Preamble
Alternative Financing	6.07(a)
AML	3.06(e)
AML Rules	3.06(e)
Applicable Date	3.07(a)
Articles of Merger	1.03
Book-Entry Shares	2.03(b)
Change in the Company Recommendation	6.04(c)
Closing	1.02
Closing Date	1.02
Company	Preamble
Company Board	Recitals
Company Group	8.06(e)
Company Licensed Intellectual Property	3.12(b)
Company Owned Intellectual Property	3.12(b)
Company Personnel	3.10(a)
Company Recommendation	3.04(b)
Company Representatives	3.23
Company SEC Reports	3.07(a)
Company Termination Fee	8.06(a)
Competing Transaction	6.04(e)
Competing Transaction Proposal	6.04(b)

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Contribution Agreement	Recitals
CSRC	3.06(e)
Damages	6.05(c)
Dissenting Shares	2.02(a)
Effective Time	1.03
Equity Commitment Letters	4.04(a)
Equity Financing	4.04(a)
Evaluation Date	3.07(h)
Exchange Act	3.05(b)
Exchange Fund	2.03(a)
Excluded Shares	2.01(a)
Financial Advisor	3.04(c)
Financing	4.04(a)
Financing Commitments	4.04(a)
Foreign Benefit Plan	3.10(d)
GAAP	3.07(b)
Holdco	Recitals
Indemnified Parties	6.05(b)
Injunction	7.01(b)
Investor	4.04(a)
Investor Equity Commitment Letter	4.04(a)
Investor Equity Financing	4.04(a)
Law	3.05(a)
Limited Guarantee	Recitals
M&A Rules	3.06(e)
M&A Rules and Related Clarifications	3.06(e)
Major Customer	3.16
Major Supplier	3.16
Material Company Permits	3.06(a)
Material Contracts	3.15(a)
Merger	Recitals
Merger Consideration	2.01(a)
Merger Sub	Preamble
MSPEA	4.04(a)
MSPEA Equity Commitment Letter	4.04(a)
MSPEA Equity Financing	4.04(a)
Notice of Superior Proposal	6.04(c)
OFAC	3.06(f)
Parent	Preamble
Parent Group	8.06(e)
Parent Termination Fee	8.06(b)
Parties	Preamble
Party	Preamble
Paying Agent	2.03(a)
Person	3.06(f)
PRC	3.06(a)
Proxy Statement	6.01
Representatives	6.03(a)
Requisite Company Vote	3.04(a)
Requisite Regulatory Approvals	3.05(b)

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Rollover Holder	Recitals
Rollover Shares	Recitals
SAFE	3.06(a)
SAIC	3.06(a)
Sanctions	3.06(f)
SAT	3.06(a)
SEC	3.05(b)
Securities Act	3.07(a)
Share	2.01(a)
Share Certificate	2.01(a)
Shareholders Agreement	7.02(h)
Shareholders’ Meeting	6.02(a)
Shares	2.01(a)
Special Committee	Recitals
Superior Proposal	6.04(f)
Surviving Corporation	1.01
Takeover Statute	3.19
Termination Date	8.02(a)
Transactions	Recitals
URBCA	Recitals
Utah Division	1.03

SECTION 9.04         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05         Entire Agreement; Assignment. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter and the Confidentiality Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (i) any Affiliate of Parent or (ii) any persons providing the Alternative Financing pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Alternative Financing), provided that no such assignment shall relieve the assigning Party of its obligations hereunder if such assignee does not perform such obligations.

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SECTION 9.06         Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 6.05 and 8.04 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares or any other right to purchase Shares or instrument convertible into Shares, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.07         Specific Performance. (a) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed by the Company in accordance with the terms hereof and that Parent and Merger Sub shall be entitled to specific performance of the terms hereof (including the Company’s obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by the Company, in addition to any other remedy at law or equity. The Company hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If Parent and/or Merger Sub brings any Action to enforce specifically the performance of the terms and provisions hereof by the Company, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

(b)          Notwithstanding anything herein to the contrary, the parties further acknowledge and agree that neither the Company nor any of its Affiliates shall be entitled (i) to an injunction or injunctions to prevent breaches of this Agreement by Parent, Merger Sub or any of their Affiliates, (ii) to enforce specifically the terms and provisions of this Agreement against Parent, Merger Sub or any of their Affiliates or (iii) otherwise to obtain any equitable relief or remedy against Parent, Merger Sub or any of their Affiliates.

SECTION 9.08         Governing Law. This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the State of Utah: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, Contracts, obligations, claims, debts and liabilities of the Merger Sub in the Company, the cancellation of the Shares, the rights of holders of Dissenting Shares under the URBCA, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York. Consistent with the preceding sentence, the Parties hereto hereby (a) submit to the exclusive jurisdiction of any of the above-named courts for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

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SECTION 9.09         Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 9.10         Amendment. This Agreement may be amended by the Parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the Parties hereto.

SECTION 9.11         Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any obligation or other act of any other Party hereto, (b) waive any inaccuracy in the representations and warranties of any other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other Party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

SECTION 9.12         Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.13         Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[The remainder of the page is intentionally left blank.]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

MERGER SUB GAS HOLDINGS INC.

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

SINO GAS INTERNATIONAL HOLDINGS, INC.

By:	/s/ Robert I. Adler
Name: Robert I. Adler
Title: Chairman of the Special Committee

[Signature Page to Merger Agreement]

Exhibit 7.06

EXECUTION VERSION

MSPEA GAS HOLDINGS LIMITED

April 3, 2014

Harmony Gas Holdings Limited (“Holdco”)
190 Elgin Avenue, George Town,
Grand Cayman, KY1-9005, Cayman Islands
Attention: Ms Samantha Jennifer Cooper
Facsimile: +1 212 507-0508

Re:	Equity Commitment Letter

Ladies and Gentlemen:

Reference is made to the equity commitment letter of even date herewith between Zhongyu Gas Holdings Limited (the “Investor”) and Holdco (the “Investor Commitment Letter”).

This letter sets forth the commitment of the undersigned MSPEA Gas Holdings Limited (“MSPEA”), subject to (i) the terms and conditions contained in an agreement and plan of merger (the “Merger Agreement”) to be entered into by and among Prosperity Gas Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability and a wholly owned subsidiary of Holdco (“Parent”), Merger Sub Gas Holdings Inc., a Utah corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Sino Gas International Holdings, Inc., a Utah corporation (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”), and (ii) the terms and conditions contained herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

1.          Commitment.   MSPEA hereby commits, subject to the terms and conditions set forth herein, to subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued ordinary shares of Holdco with shareholder’s rights and protections that are customary in private equity investment transactions and to pay, or cause to be paid, to Holdco in immediately available funds at or prior to the Effective Time an aggregate cash purchase price in immediately available funds equal to $28,964,315.25 (such sum, the “Commitment”), and shall cause Holdco, upon receipt of the Commitment, to purchase equity interests of Parent for an aggregate amount equal to the Commitment to (i) fund a portion of the Exchange Fund and any other amounts required to be paid pursuant to the Merger Agreement and (ii) pay reasonable fees and expenses related to the Merger. Notwithstanding anything to the contrary contained herein, MSPEA shall not, under any circumstances, be obligated to contribute more than the Commitment to Holdco. In the event Parent does not require the full amount of the Commitment and the commitment under the Investor Commitment Letter in order to consummate the Merger, the amount to be funded under this letter shall, unless otherwise agreed in writing by MSPEA, be reduced by Holdco on a pro rata basis between MSPEA and the Investor to the level sufficient to fully fund the Exchange Fund and pay reasonable fees and expenses related to the Merger.

2.          Conditions to Funding. The payment of the Commitment to Holdco shall be subject to (i) the execution and delivery of the Merger Agreement by the Company, and (ii) the satisfaction, or waiver, by Holdco of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Sections 7.01 and 7.02 of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions) and (iii) the substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement.

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3.          Termination.  The obligation of MSPEA to fund its Commitment will terminate automatically and immediately to the extent described below upon the earlier to occur of (i) the Effective Time; provided that MSPEA shall at or prior to the Effective Time have fully funded and paid to Holdco the Commitment and fully performed other obligations hereunder, and (ii) the termination of the Merger Agreement in accordance with its terms. Upon termination of this letter, MSPEA shall not have any further obligations or liabilities hereunder.

4.          No Modification.  Neither this letter nor any provision hereof may be amended, modified, supplemented, terminated or waived except by an agreement in writing signed by each of the parties hereto.

5.          Confidentiality.  This letter shall be treated as confidential and is being provided to Holdco solely in connection with the Merger.  Unless required by applicable Laws, regulations or rules of OTCBB, this letter may not be used, circulated, quoted or otherwise referred to in any document, except with MSPEA’s written consent.  Notwithstanding the foregoing, a copy of this letter may be provided to the Company if the Company agrees to treat this letter as confidential.

6.          Third Party Beneficiaries. This letter shall inure to the benefit of and be binding upon Holdco and MSPEA. Nothing in this letter, express or implied, is intended to, nor does it, confer upon any person (other than Holdco and MSPEA) any rights or remedies under, or by reason of, or any rights (i) to enforce the Commitment or any provisions of this letter or (ii) to confer upon any person any rights or remedies against any person other than MSPEA under or by reason of this letter. Without limiting the foregoing, this letter may only be enforced by Holdco. In no event shall any of Holdco’s creditors or any other person have any right to enforce this letter.

7.          Governing Law.  This letter shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

8.          Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this letter brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in any federal court located in the Borough of Manhattan of the City of New York, provided, however, that if such federal court does not have jurisdiction over such action or proceeding, such action or proceeding shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this letter and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this letter or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this letter, or the subject matter hereof, may not be enforced in or by such courts.

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9.          Counterparts.  This letter may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

10.         Warranties. MSPEA hereby represents and warrants with respect to itself to Holdco that (a) it has all requisite corporate or other similar organizational power and authority to execute, deliver and perform this letter; (b) the execution, delivery and performance of this letter by MSPEA has been duly and validly authorized and approved by all necessary corporate or other organizational action by it; (c) this letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (d) it has available funds in excess of the sum of its Commitment hereunder; (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter by MSPEA have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this letter; and (f) the execution, delivery and performance by MSPEA of this letter do not (i) violate the organizational documents of MSPEA, (ii) violate any applicable Law or judgment or (iii) result in any violation of, or default (with or without notice or lapse of time, or both under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any Contract to which MSPEA is a party.

11.         No Recourse. Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter, Holdco covenants, agrees and acknowledges that no person (other than MSPEA) has any obligation hereunder and that, notwithstanding that MSPEA or its Affiliates may be partnerships or limited liability companies, Holdco has no right of recovery under this letter, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates (other than MSPEA) including, for the avoidance of doubt, members, managers or general or limited partners of MSPEA, Merger Sub, Parent or Holdco, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate (other than MSPEA) or agent of any of the foregoing (collectively, each of the foregoing but not including MSPEA, Holdco or their respective assignees themselves, a “Non-Recourse Party”), through Holdco or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company, Parent or Holdco against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

12.         Notices. All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

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if to Holdco, to:

Harmony Gas Holdings Limited
190 Elgin Avenue, George Town,
Grand Cayman, KY1-9005, Cayman Islands
Attention: Ms Samantha Jennifer Cooper
Facsimile: +1 212 507-0508

with a copy (which shall not constitute notice) to:

Morgan Stanley Asia Limited
40th Floor, International Commerce Centre
1 Austin Road West
Kowloon, Hong Kong
Attention: Kingsley Chan
Facsimile: +852 3407 9855

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter X. Huang
Facsimile: +86 10 6535 5577
E-mail: Peter.Huang@skadden.com

if to MSPEA, to:

MSPEA Gas Holdings Limited
190 Elgin Avenue, George Town,
Grand Cayman, KY1-9005, Cayman Islands
Attention: Ms Samantha Jennifer Cooper
Facsimile: +1 212 507-0508

with a copy (which shall not constitute notice) to:

Morgan Stanley Asia Limited
40th Floor, International Commerce Centre
1 Austin Road West
Kowloon, Hong Kong
Attention: Kingsley Chan
Facsimile: +852 3407 9855

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention: Peter X. Huang
Facsimile: +86 10 6535 5577
E-mail: Peter.Huang@skadden.com

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13.         WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER.

14.         No Assignment. The Commitment under this letter shall not be assignable, in whole or in part, by Holdco without MSPEA’s prior written consent.

15.         Complete Agreement. This letter, together with the Limited Guarantee and the applicable portions of the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

16.         Severability. Any term or provision of this letter which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter in any other jurisdiction. If any provision of this letter is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

[Remainder of page intentionally left blank]

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Very truly yours,
MSPEA GAS HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

[Signature Page to MSPEA Equity Commitment Letter]

Agreed to and acknowledged
as of the date first written above:

HARMONY GAS HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

[Signature Page to MSPEA Equity Commitment Letter]

Exhibit 7.07

EXECUTION VERSION

ZHONGYU GAS HOLDINGS LIMITED

April 3, 2014

Harmony Gas Holdings Limited (“Holdco”)

190 Elgin Avenue, George Town,

Grand Cayman, KY1-9005, Cayman Islands

Attention: Ms Samantha Jennifer Cooper

Facsimile: +1 212 507-0508

Re:         Equity Commitment Letter

Ladies and Gentlemen:

Reference is made to the equity commitment letter of even date herewith between MSPEA Gas Holdings Limited (“MSPEA”) and Holdco (the “MSPEA Commitment Letter”).

This letter sets forth the commitment of the undersigned Zhongyu Gas Holdings Limited (the “Investor”), subject to (i) the terms and conditions contained in an agreement and plan of merger (the “Merger Agreement”) to be entered into by and among Prosperity Gas Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability and a wholly owned subsidiary of Holdco (“Parent”), Merger Sub Gas Holdings Inc., a Utah corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Sino Gas International Holdings, Inc., a Utah corporation (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”), and (ii) the terms and conditions contained herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

1.          Commitment.   The Investor hereby commits, subject to the terms and conditions set forth herein, to subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued ordinary shares of Holdco with shareholder’s rights and protections that are customary in private equity investment transactions and to pay, or cause to be paid, to Holdco in immediately available funds at or prior to the Effective Time an aggregate cash purchase price in immediately available funds equal to $37,445,741.45 (such sum, the “Commitment”), and shall cause Holdco, upon receipt of the Commitment, to purchase equity interests of Parent for an aggregate amount equal to the Commitment to (i) fund a portion of the Exchange Fund and any other amounts required to be paid pursuant to the Merger Agreement and (ii) pay reasonable fees and expenses related to the Merger. Notwithstanding anything to the contrary contained herein, the Investor shall not, under any circumstances, be obligated to contribute more than the Commitment to Holdco. In the event Parent does not require the full amount of the Commitment and the commitment under the MSPEA Commitment Letter in order to consummate the Merger, the amount to be funded under this letter shall, unless otherwise agreed in writing by the Investor, be reduced by Holdco on a pro rata basis between the Investor and MSPEA to the level sufficient to fully fund the Exchange Fund and pay reasonable fees and expenses related to the Merger.

2.          Conditions to Funding. The payment of the Commitment to Holdco shall be subject to (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction, or waiver, by Holdco of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Sections 7.01 and 7.02 of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions) and (iii) the substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement.

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3.          Termination.  The obligation of the Investor to fund its Commitment will terminate automatically and immediately to the extent described below upon the earlier to occur of (i) the Effective Time; provided that the Investor shall at or prior to the Effective Time have fully funded and paid to Holdco the Commitment and fully performed other obligations hereunder, and (ii) the termination of the Merger Agreement in accordance with its terms. Upon termination of this letter, the Investor shall not have any further obligations or liabilities hereunder.

4.          No Modification.  Neither this letter nor any provision hereof may be amended, modified, supplemented, terminated or waived except by an agreement in writing signed by each of the parties hereto.

5.          Confidentiality.  This letter shall be treated as confidential and is being provided to Holdco solely in connection with the Merger.  Unless required by applicable Laws, regulations or rules of OTCBB this letter may not be used, circulated, quoted or otherwise referred to in any document, except with the Investor’s written consent.  Notwithstanding the foregoing, a copy of this letter may be provided to the Company if the Company agrees to treat this letter as confidential.

6.          Third Party Beneficiaries. This letter shall inure to the benefit of and be binding upon Holdco and the Investor. Nothing in this letter, express or implied, is intended to, nor does it, confer upon any person (other than Holdco and the Investor) any rights or remedies under, or by reason of, or any rights (i) to enforce the Commitment or any provisions of this letter or (ii) to confer upon any person any rights or remedies against any person other than the Investor under or by reason of this letter. Without limiting the foregoing, this letter may only be enforced by Holdco. In no event shall any of Holdco’s creditors or any other person have any right to enforce this letter.

7.          Governing Law.  This letter shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

8.          Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this letter brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in any federal court located in the Borough of Manhattan of the City of New York, provided, however, that if such federal court does not have jurisdiction over such action or proceeding, such action or proceeding shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this letter and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this letter or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this letter, or the subject matter hereof, may not be enforced in or by such courts.

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9.          Counterparts.  This letter may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

10.         Warranties. The Investor hereby represents and warrants with respect to itself to Holdco that (a) it has all requisite corporate or other similar organizational power and authority to execute, deliver and perform this letter; (b) the execution, delivery and performance of this letter by the Investor has been duly and validly authorized and approved by all necessary corporate or other organizational action by it; (c) this letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (d) it has available funds in excess of the sum of its Commitment hereunder; (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this letter; and (f) the execution, delivery and performance by the Investor of this letter do not (i) violate the organizational documents of the Investor, (ii) violate any applicable Law or judgment or (iii) result in any violation of, or default (with or without notice or lapse of time, or both under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any Contract to which the Investor is a party.

11.         No Recourse. Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter, Holdco covenants, agrees and acknowledges that no person (other than the Investor) has any obligation hereunder and that, notwithstanding that the Investor or its Affiliates may be partnerships or limited liability companies, Holdco has no right of recovery under this letter, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates (other than the Investor) including, for the avoidance of doubt, members, managers or general or limited partners of the Investor, Merger Sub, Parent or Holdco, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate (other than the Investor) or agent of any of the foregoing (collectively, each of the foregoing but not including the Investor, Holdco or their respective assignees themselves, a “Non-Recourse Party”), through Holdco or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company, Parent or Holdco against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

12.         Notices. All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Holdco, to:

Harmony Gas Holdings Limited

190 Elgin Avenue, George Town,

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Grand Cayman, KY1-9005, Cayman Islands

Attention: Ms Samantha Jennifer Cooper

Facsimile: +1 212 507-0508

with a copy (which shall not constitute notice) to:

Morgan Stanley Asia Limited

40th Floor, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Attention: Kingsley Chan

Facsimile: +852 3407 9855

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention:        Peter X. Huang

Facsimile:        +86 10 6535 5577

E-mail:              Peter.Huang@skadden.com

if to the Investor, to:

Zhongyu Gas Holdings Limited

Units 04-06, 28/F.

China Merchants Tower

168 Connaught Road Central

Hong Kong

Attention:         Daniel Lui

Facsimile:        +852 2295 1228

Email:              daniellui@zhongyugas.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton (Hong Kong)

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Attention:         Freeman Chan

Facsimile:        +852 2160 1012

E-mail:              Fchan@cgsh.com

13.         WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER.

14.         No Assignment. The Commitment under this letter shall not be assignable, in whole or in part, by Holdco without the Investor’s prior written consent.

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15.          Complete Agreement. This letter, together with the Limited Guarantee and the applicable portions of the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

16.         Severability. Any term or provision of this letter which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter in any other jurisdiction. If any provision of this letter is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

[Remainder of page intentionally left blank]

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Very truly yours,

ZHONGYU GAS HOLDINGS LIMITED

By:	/s/ Lui Siu Keung
Name: Lui Siu Keung
Title: Director

[Signature Page to Equity Commitment Letter]

Agreed to and acknowledged

as of the date first written above:

HARMONY GAS HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

[Signature Page to Equity Commitment Letter]

Exhibit 7.08

EXECUTION VERSION

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of April 3, 2014 by and among Prosperity Gas Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability (“Parent”), Harmony Gas Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability (“Holdco”), and Eloten Group Ltd., a shareholder of the Company (the “Rollover Holder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, Merger Sub Gas Holdings Inc., a Utah corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Sino Gas International Holdings Inc. (the “Company”) are entering into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”);

WHEREAS, the Rollover Holder is a “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such shares of common stock, par value $0.001 per share, of the Company (the “Shares”) as set forth opposite the Rollover Holder’s name on Schedule A (the “Rollover Shares”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, the Rollover Holder desires to contribute the Rollover Shares to Parent in exchange for newly issued ordinary shares of Holdco (the “Holdco Shares”);

WHEREAS, in order to induce Parent, the Company and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Holder is entering into this Agreement; and

WHEREAS, the Rollover Holder acknowledges that Parent, the Company and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Holder set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Holdco and the Rollover Holder hereby agree as follows:

1.          Contribution of Rollover Shares. Subject to the conditions set forth herein, immediately prior to the Closing and without further action by the Rollover Holder, all of the Rollover Holder’s right, title and interest in and to the Rollover Shares shall be contributed, assigned, transferred and delivered to Parent.

2.          Issuance of Holdco Shares. As consideration for the indirect benefit received by Holdco as a result of the contribution, assignment, transfer and delivery of the Rollover Shares to Parent, a wholly-owned subsidiary of Holdco, pursuant to Section 1, Holdco shall issue Holdco Shares in the name of the Rollover Holder (or, if designated by the Rollover Holder in writing, in the name of an Affiliate of the Rollover Holder) in the amount set forth opposite the Rollover Holder’s name on Schedule A and the parties hereto acknowledge and agree that the value of such Holdco Shares issued to each Rollover Holder is equal to (x) the total number of the Rollover Shares contributed by the Rollover Holder multiplied by (y) the Merger Consideration under the Merger Agreement. The Rollover Holder hereby acknowledges and agrees that (i) delivery of such Holdco Shares shall constitute complete satisfaction of all obligations towards or sums due the Rollover Holder by Parent and Holdco with respect to the Rollover Shares, and (ii) on receipt of such Holdco Shares, the Rollover Holder shall have no right to any Merger Consideration with respect to the Rollover Shares contributed to Parent by the Rollover Holder.

3.          Closing. Subject to the satisfaction in full (or waiver) of all of the conditions set forth in Article VII of the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing), the closing of the contribution and exchange contemplated hereby (the “Contribution Closing”) shall take place immediately prior to the Closing. At the Contribution Closing, the Rollover Holder and any agent of the Rollover Holder holding certificates evidencing any Rollover Shares (including, without limitation, any broker holding securities in “street name”) shall deliver or cause to be delivered to Parent all certificates representing Rollover Shares in such persons’ possession, (i) duly endorsed for transfer or (ii) with executed stock powers, sufficient to transfer such Shares to Parent, for disposition in accordance with the terms of this Agreement (the “Share Documents”).

4.          Irrevocable Election.

(a)          The execution of this Agreement by the Rollover Holder evidences, subject to Section 8 and the proviso in Section 22, the irrevocable election and agreement by the Rollover Holder to contribute the Rollover Shares in exchange for Holdco Shares at the Contribution Closing on the terms and conditions set forth herein. In furtherance of the foregoing, the Rollover Holder covenants and agrees that from the date hereof until any termination of this Agreement pursuant to Section 8, the Rollover Holder shall not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Rollover Shares or any right, title or interest thereto or therein (including by operation of Law), (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement (other than that certain Voting Agreement of even date herewith by and among Parent and the Rollover Holder (the “Voting Agreement”)) with respect to any Rollover Shares, (iv) knowingly take any action that would make any representation or warranty of the Rollover Holder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying the Rollover Holder from performing any of its obligations under this Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv). Any purported Transfer in violation of this paragraph shall be void.

(b)          The Rollover Holder covenants and agrees that the Rollover Holder shall not acquire additional Shares, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company, if any, after the date hereof. Any such purported acquisition shall be void.

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5.          Representations and Warranties of the Rollover Holder. To induce Parent to accept the Rollover Shares, and Holdco to issue the Holdco Shares, the Rollover Holder makes the following representations and warranties to Parent and Holdco, each and all of which shall be true and correct as of the date of this Agreement and as of the Contribution Closing, and shall survive the execution and delivery of this Agreement:

(a)          Ownership of Shares. The Rollover Holder is the beneficial owner of, and has good and valid title to, the Rollover Shares, free and clear of Liens other than as created by this Agreement and the Voting Agreement. The Rollover Holder has sole voting power, sole power of disposition, sole power to demand dissenter’s rights (if applicable) and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Rollover Shares, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the State of Utah, Laws of the People’s Republic of China and the terms of this Agreement and the Voting Agreement. As of the date hereof, other than the Rollover Shares, the Rollover Holder does not own, beneficially or of record, any Shares, securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities). The Rollover Shares are not subject to any voting trust agreement or other Contract to which the Rollover Holder is a party restricting or otherwise relating to the voting or Transfer of the Rollover Shares other than this Agreement and the Voting Agreement. The Rollover Holder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Rollover Shares, except as contemplated by this Agreement or the Voting Agreement.

(b)          Organization, Standing and Authority. The Rollover Holder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Rollover Holder and, assuming due authorization, execution and delivery by Parent and Holdco, constitutes a legal, valid and binding obligation of the Rollover Holder, enforceable against the Rollover Holder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(c)          Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Rollover Holder for the execution, delivery and performance of this Agreement by the Rollover Holder or the consummation by the Rollover Holder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by the Rollover Holder nor the consummation by the Rollover Holder of the transactions contemplated hereby, nor compliance by the Rollover Holder with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of the Rollover Holder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of the Rollover Holder pursuant to any Contract to which the Rollover Holder is a party or by which the Rollover Holder or any property or asset of the Rollover Holder is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Rollover Holder or any of the Rollover Holder’s properties or assets.

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(d)          Litigation. Except for any shareholder litigation in connection with the Merger arising after the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against the Rollover Holder or, to the knowledge of the Rollover Holder, any other person or, to the knowledge of the Rollover Holder, threatened against the Rollover Holder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by the Rollover Holder of its obligations under this Agreement.

(e)          Reliance. The Rollover Holder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon the Rollover Holder’s execution and delivery of this Agreement and the representations and warranties of the Rollover Holder contained herein.

6.          Representations and Warranties of Parent. To induce the Rollover Holder to contribute the Rollover Shares and to accept the Holdco Shares, Parent makes the following representations and warranties to the Rollover Holder that, each and all of which shall be true and correct as of the date of this Agreement and as of the Contribution Closing, and shall survive the execution and delivery of this Agreement:

(a)          Organization, Standing and Authority. Parent is duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by Holdco and the Rollover Holder (subject to the proviso in Section 22), constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(b)          Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby nor compliance by Parent with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent pursuant to, any Contract to which Parent is a party or by which such Parent or any property or asset of Parent is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of Parent’s properties or assets.

7.          Representations and Warranties of Holdco. To induce the Rollover Holder to contribute the Rollover Shares and to accept the Holdco Shares, Holdco makes the following representations and warranties to the Rollover Holder that, each and all of which shall be true and correct as of the date of this Agreement and as of the Contribution Closing, and shall survive the execution and delivery of this Agreement:

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(a)          Organization, Standing and Authority. Holdco is duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Holdco and, assuming due authorization, execution and delivery by Parent and the Rollover Holder (subject to the proviso in Section 22), constitutes a legal, valid and binding obligation of Holdco, enforceable against Holdco in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(b)          Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Holdco for the execution, delivery and performance of this Agreement by Holdco or the consummation by Holdco of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by Holdco nor the consummation by Holdco of the transactions contemplated hereby nor compliance by Holdco with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of Holdco, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Holdco pursuant to, any Contract to which Holdco is a party or by which such Holdco or any property or asset of Holdco is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Holdco or any of Holdco’s properties or assets.

(c)          Issuance of Holdco Shares. The Holdco Shares will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of all Liens, preemptive rights, rights of first refusal, subscription and similar rights (other than those arising under any agreements entered into at the Contribution Closing by the Rollover Holder) when issued.

8.          Termination. This Agreement, and the obligation of the Rollover Holder to contribute, transfer, assign and deliver the Rollover Shares, will terminate on the earlier to occur of (a) the valid termination of the Merger Agreement in accordance with its terms and (b) the Closing. If for any reason the Merger contemplated by the Merger Agreement fails to occur but the Contribution Closing has already taken place, then Parent shall promptly return the Share Documents to the Rollover Holder at its address set forth on Schedule A and take all such actions as are necessary to restore the Rollover Holder to the position it was in with respect to ownership of the Company’s Shares prior to the Contribution Closing.

9.          Further Assurances. The Rollover Holder hereby covenants that, from time to time, the Rollover Holder will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to convey, transfer to and vest in Parent, and to put Parent in possession of, all of the applicable Rollover Shares.

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10.         Amendments and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified except upon the execution and delivery of a written agreement executed by each party hereto.

11.         Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

12.         Survival of Representations and Warranties. All representations and warranties of the Rollover Holder or by or on behalf of Parent or Holdco in connection with the transactions contemplated by this Agreement contained herein shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of Parent, Holdco or the Rollover Holder, and the issuance of the Holdco Shares, until the earlier to occur of (x) the termination of this Agreement and (y) the Closing.

13.         Notices. All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)          If to the Rollover Holder, in accordance with the contact information set forth next to the Rollover Holder’s name on Schedule A.

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

Unit 1802, Azia Center

1233 Lujiazui Ring Road, Pudong New District, Shanghai, 200120

Attention:             Laura H. Luo

Telephone:           +86 (21) 2208 2600

Fax:                       +86 (21) 5298 5262

Email:                   lluo@winston.com

(ii)         If to Parent or Holdco:

Harmony Gas Holdings Limited/Prosperity Gas Holdings Limited
190 Elgin Avenue, George Town,
Grand Cayman, KY1-9005, Cayman Islands
Attention: Ms Samantha Jennifer Cooper
Facsimile: +1 212 507-0508

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with a copy (which shall not constitute notice) to:

Morgan Stanley Asia Limited
40th Floor, International Commerce Centre
1 Austin Road West
Kowloon, Hong Kong
Attention: Kingsley Chan
Facsimile: +852 3407 9855

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention:               Peter X. Huang
Facsimile:              +86 10 6535 5577
E-mail:                   Peter.Huang@skadden.com

14.         Entire Agreement. This Agreement (together with the Merger Agreement and the Voting Agreement to the extent referred to in this Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

15.         No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

16.         Governing Law. This Agreement shall be interpreted, construed and governed by and in in accordance with, the Laws of the State of New York, without regard to the conflicts of laws principles thereof.

17.         Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in any federal court located in the Borough of Manhattan of the City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York. Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

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18.         Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

19.         Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the Borough of Manhattan of the City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any Law that a party seeking equitable relief hereunder post security as a prerequisite to obtaining such equitable relief.

20.         Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

21.         Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

22.         Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile or, pdf format, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party; provided, however, that if the Rollover Holder fails for any reason to execute, or perform their obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

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23.         Headings. The section headings in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

24.         No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, Parent, Holdco and the Rollover Holder have caused to be executed or executed this Agreement as of the date first written above.

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

HARMONY GAS HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

[Signature Page to Contribution Agreement]

Rollover Holder:

ELOTEN GROUP LTD.

By:	/s/ Yuchuan Liu
Name: Yuchuan Liu
Title: Director

[Signature Page to Contribution Agreement]

Schedule A

Rollover Holder Name	Address Facsimile	Rollover Shares	Holdco Shares
Eloten Group Ltd.	No.18, Zhong Guan Cun Dong Street
	Haidian District, Beijing 100083
	China
	Attention: Yuchuan Liu
	Facsimile: 86-10-82600042	6,524,174	6,524,174

Exhibit 7.09

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT, dated as of April 3, 2014 (this “Agreement”), by and between Prosperity Gas Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability (“Parent”) and Eloten Group Ltd., a shareholder of Sino Gas International Holdings, Inc., a Utah corporation (the “Company”) (the “Shareholder”). Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, Merger Sub Gas Holdings Inc., a Utah corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which at the effective time under the Merger Agreement (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”);

WHEREAS, as of the date hereof, the Shareholder Beneficially Owns the Existing Shares (as defined below); and

WHEREAS, as a condition to the willingness of and material inducement to Parent, Merger Sub and the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, the Shareholder has agreed to enter into this Agreement, pursuant to which the Shareholder is agreeing, among other things, to vote all of the Securities (as hereinafter defined) he Beneficially Owns in accordance with the terms of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1.            Certain Definitions. For purposes of this Agreement:

(a)          “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)          “Company Shares” means the shares of common stock, par value $0.001 per share, of the Company.

(c)          “Existing Shares” means the Company Shares as set forth opposite the Shareholder’s name on Schedule A hereto. In the event of a stock dividend or distribution, or any change in the Company Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like other than pursuant to the Merger, the term “Existing Shares” will be deemed to refer to and include all such stock dividends and distributions and any shares into which or for which any or all of the Existing Shares may be changed or exchanged as well as the Existing Shares that remain.

(d)          “Securities” means the Existing Shares together with any Company Shares and other voting securities of the Company which the Shareholder acquires Beneficial Ownership of after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

Section 2.            Representations and Warranties of Shareholder. The Shareholder hereby represents and warrants to Parent as follows:

(a)          Ownership of Company Shares. As of the date hereof and at all times prior to the termination of this Agreement, the Shareholder Beneficially Owns (and will Beneficially Own, unless any Existing Shares are Transferred pursuant to Section 6(a) hereof), the Existing Shares set forth opposite the Shareholder’s name on Schedule A. The Shareholder has and will have at all times through the termination of this Agreement sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 7 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to the Existing Shares set forth opposite the Shareholder’s name on Schedule A and any other Securities, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Agreement. As of the date hereof, neither the Shareholder nor any of its Affiliates Beneficially Owns any Securities other than the Existing Shares set forth opposite the Shareholder’s name on Schedule A. None of the Existing Shares of the Shareholder is the subject of any commitment, undertaking or agreement, contingent or otherwise, the terms of which relate to or could give rise to the Transfer of any Existing Shares or would affect in any way the ability of the Shareholder to perform its obligations as set out in this Agreement. The Shareholder has not appointed or granted any proxy inconsistent with this Agreement with respect to the Securities.

(b)          Authority. The Shareholder has the requisite power to agree to all of the matters set forth in this Agreement with respect to the Securities he Beneficially Owns and the full authority to vote, Transfer and hold all the Securities he Beneficially Owns, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Agreement.

(c)          Power; Binding Agreement. The Shareholder has the legal capacity and authority to enter into this Agreement and to perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(d)          No Conflicts. None of the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of any of the transactions contemplated hereby or compliance by the Shareholder with any of the provisions hereof (i) if such Shareholder is not a natural person, conflicts with or results in any breach of any organizational documents applicable to such Shareholder, (ii) violates any Law applicable to the Shareholder or any of the Shareholder’s properties or assets, (iii) results in or constitutes (with or without notice or lapse of time or both) any breach of or default under, or result in the creation of any lien or encumbrance or restriction on, the Shareholder or any of the Securities of the Shareholder, including pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Securities of the Shareholder is bound or (iv) except for the requirements of the Exchange Act, requires any filing with, or permit, authorization, consent or approval of, any Governmental Authority. There is no beneficiary, trustee or holder of a voting trust certificate or other interest in the Shareholder whose consent is required for the execution and delivery of this Agreement of the performance by the Shareholder of the obligations hereunder.

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(e)          No Encumbrance. The Existing Shares are free and clear of Liens other than as created by this Agreement and certain Contribution Agreement of even date herewith by and among Parent and the Shareholder (the “Contribution Agreement”) and that certain Consortium Agreement, dated as of December 8, 2014, between Mr. Liu and MSPEA.

(f)          No Litigation. Except for any shareholder litigation in connection with the Merger arising after the date hereof, there is no action, suit, investigation, complaint or other proceeding pending or, to the knowledge of the Shareholder, threatened against the Shareholder or the Securities of the Shareholder at Law or in equity before or by any Governmental Authority or any other person that could reasonably be expected to impair the ability of the Shareholder to perform its obligations under this Agreement on a timely basis.

Section 3.            Representations and Warranties of the Parent. Parent hereby represents and warrants to the Shareholder that:

(a)          Power; Binding Agreement. Parent has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Shareholder, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b)          No Conflicts. None of the execution and delivery of this Agreement by Parent, the consummation by Parent of any of the transactions contemplated hereby or compliance by Parent with any of the provisions hereof (i) conflicts with, or results in any breach of, any provision of the articles of association of Parent, (ii) violates any order, writ, injunction, decree, judgment, law, statute, rule or regulation applicable to Parent, any of its subsidiaries or any of their respective properties or assets or (iii) except for the requirements of the Exchange Act, requires any filing with, or permit, authorization, consent or approval of, any Governmental Authority, except in the case of clauses (ii) and (iii) where such violations or failures to make or obtain any filing with, or permit, authorization, consent or approval of, any Governmental Authority would not, individually or in the aggregate, materially impair the ability of Parent to perform this Agreement.

Section 4.            Disclosure. Unless required by Law or legal process, the Shareholder shall not, and shall cause its Affiliates (which shall not include the Company or any of its subsidiaries for purposes of this Section 4, to the extent a decision to make such press release, public announcement or other public communications is directed by the special committee of the Board of Directors of the Company) and Representatives not to, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, without the prior written consent of Parent. The Shareholder (a) consents to and authorizes the publication and disclosure by Parent of the Shareholder’s identity and ownership of the Securities and the existence and terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Parent reasonably determines in its good faith judgment is required to be disclosed by Law (including the rules and regulations of the SEC) in any press release, any Current Report on Form 8-K, the Proxy Statement, the Schedule 13E-3 and any other disclosure document in connection with the Merger Agreement and any filings with or notices to any Governmental Authority in connection with the Merger Agreement (or the transactions contemplated thereby) and (b) agrees promptly to provide to Parent any information it may reasonably request for the preparation of any such documents.

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Section 5.            Additional Securities. The Shareholder hereby agrees that, during the period commencing on the date hereof and continuing until this Agreement is terminated in accordance with its terms, the Shareholder shall promptly (and in any event within twenty-four (24) hours) notify Parent of the number of any additional Securities acquired by the Shareholder after the date hereof.

Section 6.            Transfer and Other Restrictions. Prior to the termination of this Agreement, the Shareholder hereby irrevocably and unconditionally agrees not to, and to cause each of its Affiliates not to, directly or indirectly:

(a)          except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or enter into a loan of (collectively, “Transfer”), any or all of the Securities the Shareholder Beneficially Owns or any interest therein, (i) except as provided in Section 7 hereof or, (ii) unless each “person” (as defined in the Merger Agreement) to which any of such Securities he Beneficially Owns (or any interest in any of such Securities) is or may be Transferred shall have: (A) executed a counterpart of this Agreement and (B) agreed in writing to hold such Securities (or interest in such Securities) subject to all of the terms and provisions of this Agreement;

(b)          grant any proxy or power of attorney with respect to any of the Securities he Beneficially Owns, or deposit any of the Securities he Beneficially Owns into a voting trust or enter into a voting agreement or arrangement with respect to any such Securities except as provided in this Agreement; or

(c)          take any other action that would prevent or materially impair the Shareholder from performing any of its obligations under this Agreement or that would make any representation or warranty of the Shareholder hereunder untrue or incorrect or have the effect of preventing or materially impairing the performance by the Shareholder of any of its obligations under this Agreement or that is intended, or would reasonably be expected, to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by any Shareholder of its obligations under this Agreement.

Any purported Transfer in violation of this Section 6 shall be null and void.

Section 7.            Voting of the Securities.    The Shareholder hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Company Shares, however called, the Shareholder and each of its Affiliates that acquires Beneficial Ownership of any Securities will appear at such meeting or otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) the Securities (a) in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, (b) against the approval of any Competing Transaction or the approval of any other action contemplated by a Competing Transaction, and (c) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement.

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Section 8.            Attendance and Proxy Card. In furtherance of Section 7 hereof, subject to the terms and conditions hereof, the Shareholder hereby agrees (a) to attend any annual or special meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, at which any of the matters described in Section 7 is to be considered and vote in accordance with Section 7; or (b)(i) to complete and send the proxy card received by the Shareholder with the Proxy Statement, so that such card is received by the Company, as prescribed by the Proxy Statement, not later than the fifth Business Day preceding the day of any annual or special meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, at which any of the matters described in Section 7 is to be considered, (ii) to vote, by completing such proxy card but not otherwise, all the Securities in accordance with Section 7, and (iii) not revoke any such proxy until the termination of this Agreement.

Section 9.            Termination. This Agreement shall terminate on the earlier to occur of: (a) termination of the Merger Agreement in accordance with its terms and (b) the Effective Time; provided, that the provisions set forth in Section 4 and Section 10 shall survive the termination of this Agreement; provided, further, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

Section 10.           Miscellaneous.

(a)          Entire Agreement. This Agreement (together with the Merger Agreement and the Contribution Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

(b)          Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

(c)          Amendment; Modification and Waiver. This Agreement may not be amended, altered, supplemented or otherwise modified except upon the execution and delivery of a written agreement executed by each party hereto.

(d)          Interpretation. When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including any schedules and exhibits hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. References to “party” or “parties” in this Agreement means the Shareholder and Parent.

(e)          Notices. All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

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(i)	if to the Shareholder, in accordance with the contact information set forth next to the Shareholder’s name on Schedule A.

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

Unit 1802, Azia Center

1233 Lujiazui Ring Road, Pudong New District, Shanghai, 200120

Attention:	Laura H. Luo
Telephone:	+86 (21) 2208 2600
Fax:	+86 (21) 5298 5262
Email:	lluo@winston.com

(ii)	if to Parent, to:

Prosperity Gas Holdings Limited

190 Elgin Avenue, George Town,

Grand Cayman, KY1-9005, Cayman Islands

Attention:	Ms Samantha Jennifer Cooper
Facsimile:	+1 212 507-0508

with a copy (which shall not constitute notice) to:

Morgan Stanley Asia Limited

40th Floor, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Attention:	Kingsley Chan
Facsimile:	+852 3407 9855

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention:	Peter X. Huang
Facsimile:	+86 10 6535 5577
E-mail:	Peter.Huang@skadden.com

with a copy (which shall not constitute notice) to:

Zhongyu Gas Holdings Limited

Units 04-06, 28/F.

China Merchants Tower

168 Connaught Road Central

Hong Kong

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Attention:	Daniel Lui
Facsimile:	+852 2295 1228
Email:	daniellui@zhongyugas.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton (Hong Kong)

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Attention:	Freeman Chan
Facsimile:	+852 2160 1012
E-mail:	Fchan@cgsh.com

(iii)	Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(f)          Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the federal courts of the United States of America located in New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York, this being in addition to any other remedy to which they are entitled at Law or in equity, without the requirement to post bond or other security.

(g)          No Survival. None of the representations, warranties, covenants and agreements made in this Agreement shall survive the termination of the Agreement in accordance with its terms, except for the agreements in Section 4 and this Section 10.

(h)          No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall confer upon any person other than the parties hereto and their respective successors and assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

(i)          Governing Law. This Agreement shall be interpreted, construed and governed by and in accordance with, the Laws of the State of New York, without regard to the conflicts of laws principles thereof.

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(j)          Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any such party or its Affiliates against any other such party or its Affiliates shall be brought and determined in any federal court located in the Borough of Manhattan of the City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(k)          Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l)          Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile or .pdf format, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

[Signature Page to Voting Agreement]

ELOTEN GROUP LTD.

By:	/s/ Yuchuan Liu
Name: Yuchuan Liu
Title: Director

[Signature Page to Voting Agreement]

Schedule A

Shareholder Name	Address Facsimile	Existing Shares
Eloten Group Ltd.	No.18, Zhong Guan Cun Dong Street Haidian District, Beijing 100083 China Attention: Yuchuan Liu Facsimile: 86-10-82600042	6,524,174

Exhibit 7.10

EXECUTION VERSION

INTERIM INVESTORS AGREEMENT

This Interim Investors Agreement (the "Agreement") is made as of April 3, 2014 by and among MSPEA Gas Holdings Limited (“MSPEA"), Zhongyu Gas Holdings Limited (“Zhongyu”), Mr. Yuchuan Liu (“Mr. Liu” and, together with MPSEA and Zhongyu, the "Investors") and Harmony Gas Holdings Limited (“Holdco”). Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, on the date hereof, Sino Gas International Holdings Inc. (the "Company"), Prosperity Gas Holdings Limited (“Parent”) and Merger Sub Gas Holdings Limited, a wholly owned subsidiary of Parent ("Merger Sub"), have executed an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger");

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, Mr. Liu and Parent has, on the date hereof, executed a contribution agreement, pursuant to which Mr. Liu will contribute common shares of the Company he owns to Parent immediately prior to the Effective Time of the Merger in exchange for ordinary shares of Holdco, the parent company of Parent (the “Contribution Agreement”); and

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, each of MSPEA and Zhongyu has executed an equity commitment letter in favor of Holdco, pursuant to which each of MSPEA and Zhongyu has agreed, subject to the terms and conditions set forth therein, to make an equity investment in Holdco in the amount set forth therein immediately prior to the Effective Time of the Merger to fund a portion of the aggregate Merger Consideration.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the Investors hereby agree as follows:

AGREEMENT

1.          AGREEMENTS AMONG THE INVESTORS.

1.1           Actions of the Company. On and after the date of this Agreement, absent the written consent of every other Investor: (i) no Investor shall present to the Company or any Company Subsidiary any request that the Company or such Company Subsidiary take or omit to take any action, which action or omission (a “Prohibited Action or Omission”) shall or shall reasonably be expected to (x) cause the Company to be in breach of any representation, warranty, covenant or agreement under the Merger Agreement, (y) be materially adverse to the financial condition, assets, liabilities, or results of operations of the Company and the Company Subsidiaries taken as a whole, or (z) prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or this Agreement or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement or the Merger Agreement; (ii) Holdco shall not, and shall cause each of Parent and Merger Sub not to, present to the Company or any Company Subsidiary a request for any Prohibited Action or Omission; and (iii) no Investor shall consent to any Prohibited Action or Omission in writing; provided, that nothing in this Section 1.1 shall prevent Mr. Liu from taking any action in his capacity as a director and officer of the Company, if he determines in good faith that failure to take such action is inconsistent with his fiduciary obligations.

1.2           Actions of Holdco, Parent and Merger Sub. Subject to Section 1.5, MSPEA, Zhongyu and Mr. Liu shall have the sole power, authority and discretion to direct the actions of Holdco, Parent and Merger Sub in all matters in respect of the Merger Agreement. Subject to Section 1.5, all actions of Holdco, Parent and Merger Sub relating to the Merger Agreement shall require the approval of each of MSPEA, Zhongyu and Mr. Liu. For the avoidance of doubt, subject to Section 1.5, none of the following actions by Holdco, Parent or Merger Sub: (i) amending the Merger Agreement, (ii) determining that the closing conditions specified in Sections 7.01 and 7.02 of the Merger Agreement have been satisfied or (iii) waiving any closing condition under the Merger Agreement, shall be effective, unless such action has been approved in writing by each Investor. Notwithstanding the foregoing, a decision to terminate the Merger Agreement shall not require the approval of any Investor whose breach of this Agreement or any other agreement relating to the Merger shall have resulted in the termination of the Merger Agreement.

1.3           Fees and Expenses.

(a)          If the Merger is consummated, all reasonable fees and out-of-pocket expenses incurred by the Investors (other than an Investor that is terminated in accordance with Section 1.5(a)) in connection with the transactions contemplated by the Merger Agreement shall be payable by the Investors (other than an Investor that is terminated in accordance with Section 1.5(a)), directly or through Holdco or Parent, in accordance with the following allocation: (i) 50% for Zhongyu; (ii) 38.7% for MSPEA; and (iii) 11.3% for Mr. Liu; provided, that if any Investor is terminated in accordance with Section 1.5(a), then such fees and expenses shall be payable by the other Investors and any Replacement Investor in accordance with their respective contemplated ownership in Holdco upon the Effective Time.

(b)          If the Merger is not consummated, and the failure of the Merger to be consummated is not due to the breach by one or more Investors of this Agreement or any other agreement relating to the Merger, the Investors agree that each Investor shall be responsible for all fees and out-of-pocket expenses incurred by him or it in connection with the Merger.

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(c)          If the Merger is not consummated, and the failure of the Merger to be consummated is due to the breach by one or more Investors of this Agreement or any agreement relating to the Merger, then such breaching Investors shall promptly reimburse each non-breaching Investor for all fees and out-of-pocket expenses incurred by such non-breaching Investor in connection with the Merger, including any Parent Termination Fee or other damages or losses payable to the Company. Subject to the foregoing, if there is more than one Breaching Party, each such Breaching Party shall be severally liable for its pro rata share of the fees and expenses based on such Breaching Party’s contemplated ownership in Holdco upon the Effective Time vis-a-vis the contemplated ownership in Holdco of the other Breaching Party upon the Effective Time.

(d)          Notwithstanding anything herein to the contrary, all fees and out-of-pocket expenses incurred by MSPEA and Zhongyu to conduct due diligence in connection with the Merger shall be properly recorded with reasonable details and all such fees and out-of-pocket expenses shall be allocated among the Investors as follows: (i) 50% for Zhongyu; and (ii) 50% for MSPEA, payable directly by Zhongyu and MSPEA, respectively, and not by Holdco, Parent, Merger Sub, or any of their subsidiaries.

(e)          The Investors agree that any termination, break-up or other fees or amounts payable to Holdco, Parent or Merger Sub by the Company pursuant to the Merger Agreement shall be allocated among the Investors as follows: (i) 50% for Zhongyu; (ii) 38.7% for MSPEA; and (iii) 11.3% for Mr. Liu; provided that in the event any Investor is terminated in accordance with Section 1.5(a) before any such amounts become payable to Holdco, Parent or Merger Sub by the Company, such amounts shall be allocated among the other Investors and any Replacement Investor based on their respective contemplated ownership in Holdco at the Effective Time.

1.4           Exclusivity.

(a)          Subject to Section 1.5, during the term of this Agreement, the Investors agree to deal exclusively with each other with respect to the transactions contemplated by the Merger Agreement or other related matters, and no Investor will, without the written consent of the other: (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions, negotiations or related activities with any third party with respect to a Competing Transaction, (ii) provide any information to any third party with a view to the third party or any other third party pursuing or considering to pursue a Competing Transaction, (iii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, do anything which is directly inconsistent with, or omit to do anything, which omission is directly inconsistent with, the transactions contemplated by the Merger Agreement or (iv) acquire any securities of the Company ((i), (ii) and (iii) collectively, the “Exclusivity Obligations”); provided that nothing in this Section 1.4 shall restrict or prevent Mr. Liu from conducting such activities in his capacity as Chief Executive Officer, Chairman or a member of the Board of Directors of the Company insofar as he takes action in that connection other than in his capacity as a holder of securities of the Company.

(b)          Subject to Section 1.4(a), each Investor will, and will cause its Representatives to, immediately cease and terminate any existing activities, discussions and negotiations in connection with any Competing Transaction other than with the other Investors or their respective affiliates. During the term of this Agreement, each Investor shall promptly provide the other Investors notice of any unsolicited offer or proposal received in relation to any Competing Transaction, including the terms of any such offer or proposal, and any written communications with respect thereto, which it may receive from time to time.

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(c)          For purposes of this Section 1.4, "Competing Transaction" shall mean (i) any direct or indirect acquisition by any person or entity of 10% or more of the securities of the Company or any of its material subsidiaries or all or substantially all of its assets, and (ii) a recapitalization, restructuring, merger, consolidation or other business combination involving the Company or any of its material subsidiaries, in either case other than the Merger; and "Representatives" shall mean, with respect to a person, such person's employees, directors, officers, partners, members, affiliates, agents, advisors (including but not limited to legal counsel, accountants, consultants and financial advisors), and any representatives of the foregoing.

1.5           Terminating Shareholders

(a)          Notwithstanding anything herein to the contrary, in the event (i) Parent shall have received from the Company Board or the Special Committee a Notice of Superior Proposal or (ii) the Requisite Company Vote shall not have been obtained at a Shareholders’ Meeting duly convened therefor and concluded (each, an “Intervening Event”), the Investors shall negotiate in good faith whether to increase the Merger Consideration and/or to make such other adjustments in the terms and conditions of the Merger Agreement during the three (3) Business Day period immediately after such Intervening Event. If the Investors are unable to reach agreement within such three (3) Business Day period with respect to whether to increase the Merger Consideration and/or to make any other adjustments in the terms and conditions of the Merger Agreement, each of the Investors shall be entitled to make a proposal (the “Counterproposal”) to the Special Committee to increase the Merger Consideration and/or to amend such other terms or condition of the Merger Agreement in connection with the Notice of Superior Proposal or the failure to obtain the Requisite Company Vote, as the case may be. Any Investor making a Counterproposal shall notify each of the other Investors in writing (such notice, a “Participation Notice”) of the terms of its Counterproposal, and each recipient of such Participation Notice shall have ten (10) Business Days after receipt of such Participation Notice to notify the Investor making the Counterproposal in writing of such recipient’s objection to agreeing to or proceeding with the Counterproposal; provided that if there is more than one Counterproposal made, any reference to the “Counterproposal” in this Section 1.5(a) shall refer to the Counter proposal that is accepted by the Special Committee. Upon the delivery of such written objection by an Investor (the “Terminating Investor”), the Terminating Investor shall be terminated with respect to this Agreement, its equity commitment letter, the Limited Guarantee and the Contribution Agreement, as the case may be, and shall have no right or obligation to any party hereto (other than as specifically provided in Sections 1.3 and 1.5(b)). If no objection is delivered by an Investor within such ten (10) Business Day period, such Investor shall be deemed to have consented to such Counterproposal.

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(b)          Upon the termination of a Terminating Investor’s liabilities and obligations under this Agreement in accordance with Section 1.5(a), such Terminating Investor’s Exclusivity Obligations shall survive for a period of six (6) months from the date of termination of his or its rights and obligations hereunder.

(c)          Upon the termination of a Terminating Investor, the other Investors may decide to allocate, and may cause Holdco and/or Parent to allocate, the amount of such Terminating Investor’s equity commitment and portion of the Limited Guarantee to one or more other Investors or new investors (such new investors, “Replacement Investors”).

2.          OTHER COVENANTS

2.1           Notice of Closing. Holdco shall use its reasonable best efforts to provide each Investor with at least ten (10) days prior written notice of the Closing Date under the Merger Agreement.

2.2           Side Agreements. None of Holdco, Parent, Merger Sub or any Investor shall enter into any agreement with any other Investor or group of Investors without the other Investors’ prior written consent; provided, however, that this Section 2.2 shall not apply to any agreements between any of the aforementioned persons that, as of the date of this Agreement, such other Investors have been informed in writing will or would reasonably be expected to be entered into.

2.3           Access to Information. MSPEA and Holdco shall (i) share with Zhongyu (a) all material information provided by the Company to it between the date of this Agreement and the Closing, (b) all final written drafts of the due diligence reports prepared by its advisors and (c) all information regarding Holdco, Parent and Merger Sub reasonably requested by Zhongyu and (ii) provide prompt responses to reasonable requests by Zhongyu for information relating to the Merger and the other transactions contemplated by the Merger Agreement.

2.4           Enforcement. Each Investor hereby affirms and agrees solely for the benefit of Holdco and Parent that Holdco or Parent shall be entitled to enforce the provisions of the MSPEA Equity Commitment Letter, the Zhongyu Equity Commitment Letter and the Contribution Agreement, but with respect to the MSPEA Equity Commitment Letter and the Zhongyu Equity Commitment Letter, only if (i) all the closing conditions under the Merger Agreement have been satisfied or waived, (ii) the Merger Agreement has not been terminated in accordance with its terms and (iii) Holdco and Parent enforce both the MSPEA Equity Commitment Letter and the Zhongyu Equity Commitment Letter, and with respect to the Contribution Agreement, only if (a) the Merger Agreement has not been terminated in accordance with its terms, and (b) other than with respect to Section 4(a) thereof, Holdco and Parent enforce each of the MSPEA Equity Commitment Letter, Zhongyu Equity Commitment Letter and Contribution Agreement.

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3.          REPRESENTATIONS AND WARRANTIES.

3.1           Investor Representations. Each Investor hereby represents and warrants to the other Investors that: (i) if such Investor is a corporate entity, it has the requisite power and authority to execute, deliver and perform this Agreement, (ii) if such Investor is a corporate entity, the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Investor and no additional proceedings are necessary to approve this Agreement, (iii) this Agreement has been duly executed and delivered by such Investor and constitutes a valid and binding agreement of him or it enforceable in accordance with the terms hereof, and (iv) such Investor’s execution, delivery and performance of this Agreement will not violate: (a) if such Investor is a corporate entity, any provision of its organizational documents; (b) any material agreement to which such Investor is a party or by which such Investor is bound; or (c) any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Investor.

4.          MISCELLANEOUS.

4.1           Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Section 1.3 and this Section 4) upon the earlier of (i) the Effective Time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms; provided, that any liability for failure to comply with the terms of this Agreement shall survive such termination.

4.2           Amendment. This Agreement may be amended or modified and the provisions hereof may be waived only by an agreement in writing signed by each Investor.

4.3           Severability. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

4.4           Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the federal courts of the United States of America located in the City of New York, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each party hereby waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief to which they are entitled at law or in equity, without the requirement to post bond or other security.

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4.5           No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, each Investor covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

4.6           Press Release; Communications. Any general notices, releases, statements or communications to the general public or the press relating to this Agreement or the transactions contemplated hereby and the Merger Agreement shall be made only at such times and in such manner as may be mutually agreed upon in writing by each Investor named or referred to in such notice, release, statement or communication; provided, that the parties hereto shall be entitled to issue such press releases and to make such public statements as are required by applicable Law or rules of applicable stock exchanges, in which case the other parties shall be advised in advance thereof and the parties shall use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued.

4.7           Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan in The City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

4.8           WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

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4.9           Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties, except that the Agreement may be assigned to an Affiliate of a party hereto; provided that the party making such assignment shall not be released from its obligations hereunder. Any attempted assignment in violation of this Section 4.9 shall be void.

4.10         Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

4.11         Entire Agreement. This Agreement (together with the Merger Agreement, the Contribution Agreement, the Voting Agreement, the Limited Guarantee, the MSPEA Equity Commitment Letter and the Zhongyu Equity Commitment Letter) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

[Signature pages follow]

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first written above.

Zhongyu Gas Holdings Limited

By:	/s/ Lui Siu Keung
Name: Lui Siu Keung
Title: Director

MSPEA Gas Holdings Limited

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

Mr. Yuchuan Liu

By:	/s/ Yuchuan Liu

Harmony Gas Holdings Limited

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

[Signature Page to Interim Investors Agreement]

Exhibit 7.11

EXECUTION VERSION

LIMITED GUARANTEE

LIMITED GUARANTEE, dated as of April 3, 2014 (this “Limited Guarantee”), by Mr. Yuchuan Liu (the “Chairman”), Morgan Stanley Private Equity Asia IV Holdings Limited (“MSPEA”) and Zhongyu Gas Holdings Limited (the “Investor”, and, together with the Chairman and MSPEA, the “Guarantors” and each, a “Guarantor”) in favor of Sino Gas International Holdings, Inc., a Utah corporation (the “Guaranteed Party”). Capitalized terms used but not defined in this Limited Guarantee shall have the meanings assigned to such terms in the Merger Agreement (as defined below).

1.          GUARANTEE. (a)          To induce the Guaranteed Party to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among the Guaranteed Party, Prosperity Gas Holdings Limited, a Cayman Islands exempted company with limited liability (“Parent”) and Merger Sub Gas Holdings Inc., a Utah corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Guaranteed Party, each Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, severally but not jointly nor jointly and severally, the due and punctual performance and discharge of all of the payment obligations of Parent with respect to the payment of the Parent Termination Fee pursuant to Section 8.06(b) of the Merger Agreement (the “Obligations”); provided that, notwithstanding anything to the contrary contained in this Limited Guarantee, in no event shall a Guarantor’s aggregate liability under this Limited Guarantee exceed such Guarantor’s respective percentage, as set forth opposite its name on Annex A hereto, of US$1,992,302 less any amount actually paid by Parent and/or Merger Sub to the Guaranteed Party in respect of the Obligations (the “Maximum Amount”). No Guarantor shall have any obligations or liability to any person relating to, arising out of or in connection with this Limited Guarantee other than as expressly set forth herein.

(b)          Subject to the terms and conditions of this Limited Guarantee, if Parent fails to pay the Obligations when due, then all of the Guarantor’s liabilities to the Guaranteed Party hereunder in respect of such Obligations shall become immediately due and payable and the Guaranteed Party may, at the Guaranteed Party’s option, take any and all actions available hereunder or under applicable Law to collect such Obligations from the Guarantors (subject to each Guarantor’s Maximum Amount). The Guaranteed Party acknowledges that the Guarantors shall not have any obligations or liabilities to any Person relating to, arising out of or in connection with this Guarantee other than as expressly set forth herein.

2.          NATURE OF GUARANTEE. The Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. This is an unconditional guarantee of payment and not of collectability. Each Guarantor reserves the right to assert defenses which Parent or Merger Sub may have to payment of any Obligations, other than defenses arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived herein.

3.          CERTAIN WAIVERS. Each Guarantor agrees that the obligations of such Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub, or any other person interested in the transactions contemplated by the Merger Agreement; (b) any change in the corporate existence, structure or ownership of Parent, Merger Sub, or any other person interested in the transactions contemplated by the Merger Agreement; (c) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement; (d) the existence of any claim, set-off or other right which such Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with the Obligations or otherwise; or (e) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Obligations. Each Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Obligations and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar Law now or hereafter in effect, any right to require the marshaling of assets of any person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than defenses to the payment of the Obligations (x) that are available to Parent or Merger Sub under the Merger Agreement, (y) in respect of a breach by the Guaranteed Party of this Limited Guarantee or (z) in respect of fraud or willful misconduct of the Guaranteed Party or any of its Affiliates in connection with the Merger Agreement), including, without limitation, any event, condition or circumstance that might be construed to constitute, an equitable or legal discharge of such Guarantor’s obligations hereunder. Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

The Guaranteed Party hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause all of its Related Persons (as defined below) not to institute, any proceeding or bring any other claim (whether in tort, contract or otherwise) arising under, or in connection with, the Merger Agreement, the Equity Financing or the transactions contemplated thereby against the Guarantors or any Non-Recourse Party (as defined below), except for claims against the Guarantors under this Limited Guarantee (subject to the limitations contained herein). The Guaranteed Party hereby agrees that to the extent Parent or Merger Sub is relieved of all or any portion of its payment obligations under the Merger Agreement, each Guarantor shall be similarly relieved of its corresponding obligations under this Limited Guarantee.

4.          NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

5.          REPRESENTATIONS AND WARRANTIES. Each Guarantor (other than, in the case of the representation and warranties contained in Sections 5(a) and 5(b)(i), the Chairman) hereby represents and warrants to the Guaranteed Party that:

(a)          such Guarantor is a legal entity duly organized and validly existing under the Laws of its jurisdiction of organization;

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(b)          the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not contravene (i) any provision of such Guarantor’s charter documents, partnership agreement, operating agreement or similar organizational documents or (ii) any Law, regulation, rule, decree, order, judgment or contractual restriction binding on the Guarantor or its assets;

(c)          all consents, approvals, authorizations and permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required from such Guarantor in connection with the execution, delivery or performance of this Limited Guarantee;

(d)          this Limited Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at Law); and

(e)           (i) each Guarantor is solvent and shall not be rendered insolvent as a result of its execution and delivery of this Limited Guarantee or the performance of its obligations hereunder, (ii) each Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and (iii) all funds necessary for each Guarantor to fulfill its obligations under this Limited Guarantee shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.

6.          NO ASSIGNMENT. Neither the Guarantors nor the Guaranteed Party may assign its rights, interests or obligations hereunder to any other person (except by operation of Law) without the prior written consent of the other party hereto; provided, however, that each Guarantor may assign all or a portion of its obligations hereunder, with prior written notice to the Guaranteed Party accompanied by a guarantee in the form identical to this Limited Guarantee duly executed and delivered by the assignee, to an Affiliate or to an entity managed or advised by an Affiliate of such Guarantor; provided, further, that no such assignment shall relieve such Guarantor of any liability or obligations hereunder except to the extent actually performed or satisfied by the assignee.

7.          NOTICES. All notices, requests and other communications to any party hereunder shall be given in the manner specified in the Merger Agreement (and shall be deemed given as specified therein) as follows:

if to the Chairman, to:

c/o No. 18 Zhong Guan Cun Dong St.
Haidian District
Beijing 100083, PRC
Attention:           Yuchuan Liu
Facsimile:           86-10-82600042

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with a copy (which shall not constitute notice) to:

Winston & Strawn LLP
Unit 1802, Azia Centre, 1233 Lujiazui Ring Road
Shanghai 200120, PRC
Attention:           Laura Luo
Facsimile:           +86 (21) 5298-5262
E-mail:lluo@winston.com

if to MSPEA, to:

Morgan Stanley Private Equity Asia IV Holdings Limited
Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

with a copy (which shall not constitute notice) to:

c/o Morgan Stanley Asia Limited
40th Floor, International Commerce Centre
1 Austin Road West
Kowloon, Hong Kong
Attention:           Kingsley Chan
Facsimile:           +852 3407 9855

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention:           Peter X. Huang
Facsimile:           +86 10 6535 5577
E-mail: Peter.Huang@skadden.com

if to the Investor, to:

Zhongyu Gas Holdings Limited
Units 04-06, 28/F

China Merchants Tower

168 Connaught Road Central

Hong Kong

Attention:           Daniel Lui

Facsimile:           +852 2295 1228
E-mail:                 daniellui@zhongyugas.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton (Hong Kong)
37th Floor, Hysan Place

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500 Hennessy Road

Causeway Bay, Hong Kong

Attention:           Freeman Chan

Facsimile:           +852 2160 1012
E-mail:                 fchan@cgsh.com

or to such other address or facsimile number as the Guarantor shall have notified the Guaranteed Party in a written notice delivered to the Guaranteed Party in accordance with the Merger Agreement. All notices to the Guaranteed Party hereunder shall be given as set forth in the Merger Agreement.

8.          CONTINUING GUARANTEE. This Limited Guarantee will terminate, and be of no further force or effect, upon the earlier of (i) the Effective Time, and (ii) the date that is six (6) months following the date of the termination of the Merger Agreement in accordance with its terms; provided, that if the Guaranteed Party has made a claim under this Limited Guarantee prior to such date of termination, this Limited Guarantee shall terminate upon the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or pursuant to Section 13 hereof. Notwithstanding the foregoing, in the event that the Guaranteed Party or any of its controlled Affiliates asserts in any litigation or other proceeding that any provision of this Limited Guarantee limiting each Guarantor’s liability to the Maximum Amount is illegal, invalid or unenforceable in whole or in part or that the Guarantors are liable in excess of or to a greater extent than the Maximum Amount, or asserts any theory of liability against any Non-Recourse Party or, other than its rights to recover from the Guarantors with respect to the Obligations, the Guarantors, Parent or Merger Sub with respect to the transactions contemplated by the Merger Agreement, then (x) the obligations of the Guarantors under this Limited Guarantee shall terminate ab initio and be null and void, (y) if a Guarantor has previously made any payments under this Limited Guarantee, such Guarantor shall be entitled to recover such payments and (z) neither the Guarantors nor any Non-Recourse Party shall have any liability to the Guaranteed Party with respect to the Merger Agreement and the transactions contemplated thereby, the Equity Financing or under this Limited Guarantee.

9.          NO RECOURSE.

(a)          The Guaranteed Party acknowledges and agrees that neither Parent nor Merger Sub has any assets, other than their respective rights under the Merger Agreement and the agreements contemplated thereby and that no funds are expected to be contributed to Parent or Merger Sub unless and until the Effective Time. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, agrees and acknowledges that no person (other than the Guarantors and any permitted assignees thereof) has any obligations under this Limited Guarantee and that, notwithstanding that the Guarantors may be partnerships or limited liability companies, the Guaranteed Party has no right of recovery under this Limited Guarantee, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, members, or Affiliates of the Guarantors, Merger Sub or Parent, or any former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, members, or Affiliates of any of the foregoing, excluding however any such persons that constitute a Guarantor hereunder or an assignee thereof (each of the excluded parties, a “Non-Recourse Party” and collectively, the “Non-Recourse Parties”), through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate (or limited partnership or limited liability company) veil, by or through a claim by or on behalf of Parent or Merger Sub against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except in each case for its right to recover from the Guarantors and any permitted assignees under and to the extent provided in this Limited Guarantee and subject to the limitations set forth herein.

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(b)          Recourse against the Guarantors and their permitted assignees under and pursuant to the terms of this Limited Guarantee shall be the sole and exclusive remedy of the Guaranteed Party and all of its Related Persons against the Guarantors and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the Equity Financing or the transactions contemplated thereby. Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Parent or Merger Sub to the Guaranteed Party under the Merger Agreement or otherwise or give or shall be construed to confer or give to any person other than the Guaranteed Party any rights or remedies against any person, except as expressly set forth in this Limited Guarantee.

(c)          For the purposes of this Limited Guarantee, pursuit of a claim against a person by the Guaranteed Party or any Related Person of the Guarantee Party shall be deemed to be pursuit of a claim by the Guaranteed Party. A person shall be deemed to have pursued a claim against another person if such first person brings a legal action against such second person, adds such second person to an existing legal proceeding or otherwise asserts a legal claim of any nature against such second person.

(d)          For the purposes of this Limited Guarantee, the term “Related Person” shall mean any former, current or future director, officer, agent, employee, general or limited partner, manager, member, stockholder or Affiliate of a person or any former, current or future director, officer, agent, employee, general or limited partner, manager, member, stockholder or Affiliate of any of the foregoing, but shall not include Parent, Merger Sub or any of their controlled Affiliates.

10.         RELEASE. By its execution of this Limited Guarantee, the Guaranteed Party hereby covenants and agrees that (a) neither the Guaranteed Party nor any of its Related Persons, and the Guaranteed Party agrees to the maximum extent permitted by Law, none of its officers, directors, security holders or representatives, has or shall have any right of recovery against any Guarantor or any Non-Recourse Party under the Merger Agreement, or the transactions contemplated thereby or otherwise relating thereto, and to the extent that it has or obtains any such right it, to the maximum extent permitted by Law, hereby waives (on its own behalf and on behalf of each of the aforementioned persons) each and every such right against, and hereby releases, each Guarantor and each Non-Recourse Party from and with respect to any claim, known or unknown, now existing or hereafter arising, in connection with any transaction contemplated by or otherwise relating to the Merger Agreement or the transactions contemplated thereby or hereby, whether by or through attempted piercing of the corporate (limited partnership or limited liability company) veil, by or through a claim by or on behalf of Parent, Merger Sub or any other person against any Non-Recourse Party, or otherwise under any theory of Law or equity (the “Released Claims”), other than (i) claims against Parent and Merger Sub under the Merger Agreement and (ii) claims against the Guarantors and their permitted assignees pursuant to this Limited Guarantee (subject to the limitations set forth herein) and (b) recourse against the Guarantors and their permitted assignees under this Limited Guarantee (subject to the limitations set forth herein) shall be the sole and exclusive remedy of the Guaranteed Party against the Guarantors or any Non-Recourse Party (other than Parent and Merger Sub) with respect to the Released Claims.

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11.         AMENDMENTS AND WAIVERS. No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by each Guarantor and the Guaranteed Party, or in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.         ENTIRE AGREEMENT. This Limited Guarantee constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Merger Sub and the Guarantors or any of their respective Affiliates on the one hand, and the Guaranteed Party or any of its Affiliates on the other hand.

13.         GOVERNING LAW; SUBMISSION TO JURISDICTION. This Limited Guarantee shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. All Actions arising out of or relating to this Limited Guarantee shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any of the above named courts for the purpose of any Action arising under the Laws of the State of New York out of or relating to this Limited Guarantee brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Limited Guarantee or the transactions contemplated by this Limited Guarantee may not be enforced in or by any of the above named courts.

14.         WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS LIMITED GUARANTEE OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

15.         NO THIRD PARTY BENEFICIARIES. Except for the rights of Non-Recourse Parties provided hereunder, the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Limited Guarantee and the Merger Agreement, and this Limited Guarantee is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

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16.         COUNTERPARTS. This Limited Guarantee may be signed in any number of counterparts and may be executed and delivered by facsimile or in .pdf form, and each counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

17.         SEVERABILITY. If any term or other provision of this Limited Guarantee is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Limited Guarantee shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party; provided, however, that this Limited Guarantee may not be enforced against any Guarantor without giving effect to the Maximum Amount of such Guarantor or the provisions set forth in Sections 3, 9 and 10. No party hereto shall assert, and each party shall cause its respective Related Persons not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable. Upon a determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

18.         HEADINGS. Headings are used for reference purposes only and do not affect the meaning or interpretation of this Limited Guarantee.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the Guarantors and the Guaranteed Party have caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

Mr. Yuchuan Liu

By:	/s/ Yuchuan Liu

Morgan Stanley Private Equity Asia IV Holdings Limited

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Alternative Director to Alan K. Jones

ZHONGYU GAS HOLDINGS LIMITED

By:	/s/ Lui Siu Keung
Name: Lui Siu Keung
Title: Director

Accepted and Agreed to:

SINO GAS INTERNATIONAL HOLDINGS, INC.

By:	/s/ Robert I. Adler
Name: Robert I. Adler
Title: Chairman of the Special Committee

[Signature Page to Limited Guarantee]

Annex A

Guarantor	Percentage of Obligations
Chairman	11.3%
MSPEA	38.7%
Investor	50.0%
Total	100%